As filed with the Securities and Exchange Commission on April 9, 1999
                                                      Registration No. 333-39917
                                                      Registration No. 333-
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                   POST-EFFECTIVE AMENDMENT NO. 3 TO FORM S-3
                                    FORM F-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                               ALCATEL USA, INC.                                               ALCATEL
                   (formerly DSC COMMUNICATIONS CORPORATION)                           (Exact name of registrant
(Exact name of registrant on Form S-3 as specified in its charter)              on Form F-3 as specified in its charter)


            DELAWARE                         54-1025763                     REPUBLIC OF FRANCE                 INAPPLICABLE
(State or other jurisdiction of           (I.R.S. Employer            (State or other jurisdiction of         (I.R.S. Employer
 incorporation or organization)        Identification Number)          incorporation or organization)      Identification Number)



                        1000 COIT ROAD                                                     54, RUE LA BOETIE
                      PLANO, TEXAS, 75075                                                      75008 PARIS
                         (972) 519-3000                                                          FRANCE
                                                                                           011-331-40-76-10-10

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------

                             GEORGE B. BRUNT, ESQ.
                               ALCATEL USA, INC.
                                 1000 COIT ROAD
                               PLANO, TEXAS 75075
                                 (972) 519-3000

      (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                                     With copies to:
                 DANIEL W. RABUN                      SERGE TCHURUK                  HUBERTUS V. SULKOWSKI
                 BAKER & MCKENZIE            CHAIRMAN OF THE BOARD AND CHIEF          SHEARMAN & STERLING
           2001 ROSS AVENUE, SUITE 4500             EXECUTIVE OFFICER            114, AVE. DES CHAMPS-ELYSEES
               DALLAS, TEXAS 75201                       ALCATEL                          75008 PARIS
                  (214) 978-3000                    54, RUE LA BOETIE                        FRANCE
                                                   75008 PARIS, FRANCE                011-331-53-89-70-00
                                                   011-331-40-76-10-10


                               ------------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________________________________

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]







                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                           Amount               Proposed Maximum            Proposed Maximum        Amount of
  Title of Each Class of Shares            to be                   Aggregate               Aggregate Offering     Registration
         to be Registered                Registered        Price Per Security (1) (2)           Price (1)             Fee
------------------------------------------------------------------------------------------------------------------------------------
7% Convertible Subordinated
  Notes of Alcatel USA, Inc.             $400,000,000             100%                     $400,000,000           $118,000 (3)
------------------------------------------------------------------------------------------------------------------------------------
Guaranty by Alcatel of the 7%
  Convertible Subordinated
  Notes (4)                                 (--)                  (--)                        (--)                None
------------------------------------------------------------------------------------------------------------------------------------
Ordinary shares of Alcatel, nominal
  value Euros 10 per share (5)            1,311,208 (6)          Not Applicable            Not Applicable         Not Applicable (7)
------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457 (i).
(2)  Exclusive of accrued interest, if any.
(3) Of this fee $97,228 was paid in connection with the original filing of the Registration Statement on Form S-3, $10,546 was paid in connection with Amendment No. 1 to such Registration Statement and $10,227 was paid in connection with Amendment No. 2 to such Registration Statement. Therefore, no amount of this registration fee remains to be paid.
(4)  No separate consideration will be received for the Guaranty.
(5) American Depositary Receipts evidencing American Depositary Shares delivered upon conversion of the Notes and representing ordinary shares of Alcatel registered hereby have been registered pursuant to a separate Registration Statement on Form F-6. Each American Depositary Share represents one-fifth of an ordinary share of Alcatel.
(6) Such number represents the number of ordinary shares of Alcatel reflected by American Depositary Shares initially deliverable upon conversion of the Notes registered hereby and, pursuant to Rule 416 under the Securities Act of 1933, as amended, such indeterminate number of ordinary shares of Alcatel as may be reflected by American Depositary Shares delivered from time to time upon conversion of the Notes by reason of adjustment of the conversion price under certain circumstances outlined in the Prospectus.
(7)  The registration fee for the ordinary shares of Alcatel to be delivered
     (in the form of American Depositary Shares) upon conversion of the Notes was included in the registration fee paid by Alcatel upon filing a Registration Statement on Form F-4 (Registration No. 333-59985) on July 28, 1998, in connection with its tender offer for the outstanding common stock of DSC Communications Corporation.

PROSPECTUS

       $400,000,000 7% CONVERTIBLE SUBORDINATED NOTES DUE AUGUST 1, 2004

                             ---------------------

                               ALCATEL USA, INC.
                   (FORMERLY DSC COMMUNICATIONS CORPORATION)


                                    ALCATEL
                             ---------------------

The Notes are being OFFERED by:    Certain holders of the Notes. The selling
                                   Noteholders will set the OFFERING PRICE for a
                                   particular offer at the time of sale.


The Notes were ISSUED by:          Alcatel USA, Inc. (formerly, DSC
                                   Communications Corporation) ("Alcatel USA"
                                   or the "Company"). The Company originally
                                   issued and sold the Notes in August 1997
                                   in private transactions.

The Notes are GUARANTEED by:       Alcatel, a French corporation. Alcatel owns
                                   all the outstanding common stock of the
                                   Company.


The Notes are CONVERTIBLE into:    American Depositary Shares ("ADSs"). Each
                                   ADS represents one-fifth of an ordinary share of Alcatel. The ADSs are listed on the New
                                   York Stock Exchange under the symbol "ALA".
                                   Alcatel's shares are listed on the Paris
                                   Stock Exchange.


    at a CONVERSION RATE of:       16.3901 ADSs per $1,000 principal amount of
                                   Notes. The conversion rate represents a
                                   conversion price of $61.012 per ADS. On
                                   April 7, 1999, the last reported sale
                                   price on the New York Stock Exchange was $24.0 per ADS.


     The selling Noteholders may sell the Notes, or the ADSs delivered upon conversion, from time to time. The selling Noteholders may make such sales either directly or through dealers or underwriters. The Company and Alcatel will not receive any of the proceeds from the sale of the Notes.

     The Notes are not listed on any national securities exchange or the Nasdaq Stock Market.

     BEFORE YOU DECIDE TO PURCHASE THE NOTES, CAREFULLY READ THIS PROSPECTUS, ESPECIALLY THE RISK FACTORS BEGINNING ON PAGE 7.

                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is April 9, 1999

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Forward-Looking Statements.................................................. 3
U.S. Dollar/French Franc Exchange Rates..................................... 3
Prospectus Summary.......................................................... 4
    The Companies  ......................................................... 4
    Certain Information Relating to the Notes, the Guarantee and the ADSs... 5
    Ratio of Earnings to Fixed Charges...................................... 6
Risk Factors................................................................ 7
    Risk Factors Related to Alcatel......................................... 7
    Risk Factors Related to Alcatel USA .................................... 7
Use of Proceeds............................................................. 9
Selected Historical Unaudited Interim Financial Data for Alcatel............ 10
Management's Discussion and Analysis of Financial Condition and Results of
    Operations.............................................................. 11
Description of Business..................................................... 18
    Where You Can Find More Information......................................18
    Enforceability of Civil Liabilities Against Foreign Persons............. 19
Description of Notes........................................................ 20
    General; Guarantee...................................................... 20
    Conversion Rights....................................................... 21
    Subordination........................................................... 22
    Redemption.............................................................. 24
    Payment and Conversion.................................................. 24
    Repurchase at Option of Holders upon a Change in Control................ 25
    Mergers and Sales of Assets by the Company.............................. 26
    Events of Default....................................................... 27
    Meetings, Modification and Waiver....................................... 27
    Registration Rights..................................................... 28
    Transfer and Exchange................................................... 29
    Purchase and Cancellation............................................... 29
    Title................................................................... 29
    Notices................................................................. 30
    Replacement of Notes.................................................... 30
    Payment of Stamp and Other Taxes........................................ 30
    Governing Law........................................................... 30
    The Trustee............................................................. 30
Taxation.................................................................... 31
Description of Registration Rights Agreement................................ 35
Selling Securityholders..................................................... 36
Plan of Distribution........................................................ 38
Legal Matters............................................................... 38
Experts..................................................................... 39
Index to Unaudited Interim Consolidated Financial Statements for Alcatel.... F-1


                            ________________________


CONTENT OF PROSPECTUS

You should rely only on the information contained in this document or in documents we filed with the Securities and Exchange Commission (the "Commission") that we have referred you to. We have not authorized anyone to provide you with different information. You should not assume that the information in the Prospectus is accurate as of any date other than the date on the front of this document.

LIMITATIONS ON OFFERS OR SOLICITATIONS

    We do not intend this document to be an offer or solicitation:

         (1) if used in a jurisdiction in which such offer or solicitation is not authorized;


         (2) if the person making such offer or solicitation is not qualified to do so; or


         (3) if such offer or solicitation is made to anyone to whom it is unlawful to make such offer or solicitation.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes forward-looking statements, including statements regarding anticipated savings in research and development expenses and growth in Alcatel's worldwide satellite business. We have based these forward-looking statements largely on our expectations. Forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described in "Risk Factors."

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this offering memorandum might not transpire.


                    U.S. DOLLAR/FRENCH FRANC EXCHANGE RATES

     We have presented all financial information in this prospectus in U.S. dollars or French francs, except where we have noted otherwise. For your convenience, unless otherwise indicated, we have translated certain French franc amounts into U.S. dollars. For such translations, we used the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 7, 1999, of 6.0827 francs per dollar. Since January 1, 1999, the franc is a subunit of the euro, and this Noon Buying Rate has been calculated by applying the fixed exchange rate of FF 6.55957 per euro to the Noon Buying Rate for euros. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Introduction of the Euro."

     Fluctuations in the exchange rate between the dollar and the euro will affect the dollar equivalent of the euro price of shares of Alcatel. As a result, such fluctuations will also affect the market price of the ADSs. In addition, such fluctuations will affect the dollar amounts of dividends received by holders of ADSs, because such dividends are converted into dollars by the depositary for the ADSs.

     The following table sets forth the average, high, low and period-end Noon Buying Rates for dollars expressed in francs per dollar from 1994 through April 7, 1999, and in euros per dollar from January through April 7, 1999.

                                               French Franc                                      Euros
                                -----------------------------------------    -------------------------------------------

                                 Year/period    Average                       Year/period      Average
                                   end rate      Rate(1)     High     Low       end rate       Rate(1)     High     Low
                                 -----------    --------     ----     ---     -----------      -------     ----     ----
1994............................    5.34          5.51       5.98     5.11       ----           ----        --       --
1995............................    4.90          4.96       5.39     4.78       ----           ----        --       --
1996............................    5.19          5.12       5.29     4.90       ----           ----        --       --
1997............................    6.02          5.85       6.35     5.19       ----           ----        --       --
1998............................    5.59          5.90       6.21     5.38       ----           ----        --       --
1999 (through April 7)(2).......    6.08          5.97       6.13     5.55       0.93           0.91       0.93     0.85

__________________

(1) The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period. On April 7, 1999, the Noon Buying Rate was $1 = 0.9273 euros ($1.08 per euro).

(2) The Federal Reserve Bank of New York stopped publishing Noon Buying Rates for the French franc on January 15, 1999. Noon buying Rates for French francs for periods subsequent to January 15, 1999 have been calculated by applying the fixed exchange rate of FF 6.55957 per euro to the Noon buying Rate for euros.

                               PROSPECTUS SUMMARY

          This summary highlights selected information from this Prospectus and may not contain all of the information that is important to you. To understand the terms of the securities, you should carefully read "Description of Notes" in this Prospectus. You should also read the documents we have referred you to in "Where You Can Find More Information" on page 18 for information on the Company and Alcatel and our financial statements.

         See "Risk Factors" for a discussion of certain risks you should consider before investing in the Securities.

THE COMPANIES

          Alcatel

          Alcatel, together with its consolidated subsidiaries and associated companies, is a world leader in providing telecommunications equipment and systems. In 1997, Alcatel had consolidated net sales of FF 185.9 billion (approximately $31 billion). While Alcatel has operations in over 100 countries, it has a particularly strong market base in Europe, where it generated approximately two-thirds of its 1997 consolidated net sales. Alcatel was founded in France in 1898 and is headquartered in Paris.


          Alcatel's operations are currently organized by product lines into two principal segments: (1) Telecom and (2) Cables and Components. Each segment acts as a separate worldwide profit center with responsibility for strategy, research and development, manufacturing and marketing. The Telecom segment designs, produces, sells and services telecommunications equipment and systems for public network, business and residential use. The Cables and Components segment manufactures cables for telecommunications and power transmission applications, and batteries for telecommunications, industrial and advanced technology applications. Alcatel also owns approximately 44% of Framatome, which manufactures equipment for nuclear power stations and specialized electronic connectors. French state-owned entities hold a majority interest in Framatome.


          Alcatel's current organization reflects three major transactions carried out in 1998:


-- May 1998:        Alcatel sold substantially all of the business of Cegelec, the principal operations of its former Engineering and Systems segment, to ALSTOM. ALSTOM is a 50/50 joint venture between Alcatel and the General Electric Company, plc
                    ("GEC"). The Engineering and Systems segment accounted for 14.1% of Alcatel's consolidated net sales in 1997;


-- June 1998:       Alcatel and GEC each sold a 26% interest in ALSTOM. ALSTOM conducted the operations of Alcatel's Energy and Transport segment and accounted for 18.4% of Alcatel's consolidated net sales in 1997. As a result of the sale, Alcatel currently owns approximately 24% of ALSTOM; and


-- September 1998:  Alcatel acquired the Company, as described below under
                    Alcatel USA, Inc. (the "Merger").


          Thomson-CSF. Alcatel has agreed with the French government to transfer its military telecommunications activities to Thomson-CSF, a military defense contractor owned by the French government. Alcatel's military telecommunications activities represented approximately FF 2.8 billion in Telecom sales in 1997. In exchange for the transfer, Alcatel would receive a portion of Thomson-CSF's equity capital. As part of the agreement, Alcatel and Thomson-CSF will share research and development efforts in the area of telecommunications and electronics. Management believes that such shared efforts should result in savings in Alcatel's research and development expenses in future years. Alcatel would also transfer its satellite activities to a new company formed with Thomson-CSF, with the new company being 51% owned by Alcatel. Alcatel's satellite activities represented approximately FF 5.0 billion in sales in 1997. The new company would combine the satellite platform products of Alcatel with the satellite launching products of Thomson-CSF. Management believes that the new company will provide Alcatel with sufficient size and a sufficiently broad product portfolio to compete in the worldwide satellite business.


          Alcatel USA, Inc. (formerly, DSC Communications Corporation)


          In September 1998, Alcatel acquired all the outstanding shares of common stock (the "Common Stock") of DSC Communications Corporation, a Delaware corporation, which was renamed Alcatel USA, Inc. ("Alcatel USA"). Alcatel USA develops, manufactures and markets digital switching, excess transport and private network system products for the worldwide telecommunications marketplace. Alcatel USA's products allow telecommunication service providers to build and upgrade their networks to support a wide range of voice, data and video services. Alcatel USA offers a comprehensive product line including digital switching systems, intelligent network products, cellular switching systems, digital loop carrier products, digital cross-connect products and optical transmission systems and related advanced network management systems. In 1997, Alcatel USA had revenues of approximately $1.6 billion. The acquisition of Alcatel USA makes the United States Alcatel's largest national telecom market.

                            ________________________

     Alcatel USA, Inc.'s principal executive offices are located at 1000 Coit Road, Plano, Texas 75075, and its telephone number is (972) 519-3000. Alcatel's principal executive offices are located at 54, rue La Boetie, 75008 Paris, France, and its telephone number is (33-1) 40-76-10-10.

      CERTAIN INFORMATION RELATING TO THE NOTES, THE GUARANTY AND THE ADSs



Amount of Notes Outstanding   . . . .   As of April 9, 1999, $400,000,000
                                        principal amount of Notes was
                                        outstanding.



Interest Payment Dates. . . . . . . .   Interest is paid on February 1 and
                                        August 1 of each year.


Issued by Alcatel USA, Inc. . . . . .   Alcatel USA, Inc. (formerly, DSC
                                        Communications Corporation), a Delaware
                                        corporation, issued the Notes. Since
                                        September 4, 1998, Alcatel owns all the
                                        outstanding common stock of Alcatel
                                        USA, Inc.


Guaranteed by Alcatel . . . . . . . .   Alcatel, a limited liability corporation
                                        organized under the laws of France, has
                                        fully and unconditionally guaranteed the
                                        Notes (the "Guaranty"). See
                                        "Description of Notes -- General;
                                        Guaranty."


Convertible into Alcatel ADSs . . . .   You can convert the Notes into ADSs at
                                        any time prior to the close of business
                                        on August 1, 2004. Each ADS represents
                                        one-fifth of an ordinary share of
                                        Alcatel (an "Alcatel Share").

                                        If the Company calls the Notes for
                                        redemption (see "Optional Redemption by
                                        the Company" below), you can convert
                                        them through, but not after, the close
                                        of business on the fifth Trading Day (as defined under "Description of Notes--
                                        General; Guaranty") preceding the
                                        redemption date.

                                        If you deliver your Notes for repurchase by the Company (see "Repurchase by the Company at Option of Holders Upon a
                                        Change in Control"), you can convert
                                        them until the close of business on the
                                        second Trading Day preceding the
                                        repurchase date.

                                        For more information on how and when you can convert the Notes, see "Description of Notes--Conversion Rights." The
                                        Company will acquire the ADSs to be
                                        delivered upon conversion of the Notes
                                        through open-market purchases.


Conversion Price . . . . . . . . . . .  $61.012 per ADS, each ADS representing one-fifth of an ordinary share of
                                        Alcatel. The conversion price reflects a
                                        conversion rate of 16.3901 ADSs per
                                        $1,000 principal amount of Notes. The
                                        conversion price is subject to
                                        adjustment under certain circumstances.
                                        See "Description of Notes -- Conversion
                                        Rights."



Tax Upon Conversion . . . . . . . . .   The conversion of a Note will be treated
                                        as a taxable exchange. When you convert
                                        a Note, you will therefore recognize a
                                        taxable gain or loss equal to the
                                        difference between the fair market value
                                        of the ADSs you receive and your tax
                                        basis in the Notes. See "Taxation --
                                        Taxation of U.S. Holders -- Notes --
                                        Sale, Exchange or Redemption of Notes
                                        or Conversion of Notes for ADSs."



Optional Redemption by the Company . .  The Company may redeem the Notes, on or after August 1, 2000, at the prices set
                                        forth in this Prospectus, plus accrued
                                        interest to the redemption date. See
                                        "Description of Notes--Redemption."



Repurchase by the Company
at the Option of Holders
Upon a Change in Control  . . . . . .   Upon a Change in Control (as defined
                                        under "Repurchase at Option of Holders
                                        Upon a Change in Control"), you will
                                        have the right, subject to certain
                                        conditions and restrictions, to require
                                        the Company to repurchase the Notes. The
                                        repurchase price will be 100% of the
                                        principal amount, plus accrued interest
                                        to the repurchase date. The Company may
                                        pay for the Notes in cash or ADSs
                                        (valued at 95% of the average closing
                                        prices of the ADSs for the five Trading
                                        Days ending on and including the third
                                        Trading Day preceding the repurchase
                                        date). See "Description of
                                        Notes--Repurchase at Option of Holders
                                        Upon a Change in Control."



Notes are Subordinated. . . . . . .  The Notes are unsecured obligations of the
                                     Company, and they are subordinated in right
                                     of payment to all existing and future
                                     Senior Indebtedness (as defined under
                                     "Description of Notes--Subordination") of
                                     the Company. The Notes are also effectively
                                     subordinated in right of payment to all
                                     indebtedness and other liabilities of the
                                     subsidiaries of the Company.  As of June
                                     30, 1998, the aggregate amount of
                                     outstanding Senior Indebtedness of the
                                     Company was approximately $353.92 million.
                                     Such indebtedness includes indebtedness of
                                     the subsidiaries of the Company which has
                                     been guaranteed by the Company. The Company
                                     may incur additional Senior Indebtedness or
                                     other indebtedness, and the subsidiaries of
                                     the Company may incur additional
                                     indebtedness or other liabilities. See
                                     "Description of Notes--Subordination."


Events of Default . . . . . . . . .  Events of default include:

                                     (1) failure to pay principal or premium, on any Note when due;

                                     (2)  failure to pay any interest on any
                                     Note when due, continuing for 30 days;

                                     (3) failure to perform, or the breach of, any other covenant of the Company in the Indenture, continuing for 60 days after written notice;

                                     (4) default by the Company in respect of any indebtedness for money borrowed in excess of $20,000,000, if such default constitutes a failure to pay such indebtedness at maturity or results in acceleration of such indebtedness. If such indebtedness is discharged, or such acceleration is rescinded or annulled, within 30 days after written notice, there will be no event of default; and

                                     (5) certain events of bankruptcy,
                                     insolvency or reorganization.

                                     See "Description of Notes--Events of
                                     Default."


Registration Rights . . . . . . . .  Pursuant to the Registration Rights
                                     Agreement, the Company agreed to file a
                                     Shelf Registration Statement (of which this
                                     Prospectus constitutes a part) in respect
                                     of the Notes and the ADSs deliverable upon
                                     conversion of the Notes. If the Company
                                     fails to comply with certain of its
                                     obligations under the Registration Rights
                                     Agreement, additional interest will be
                                     payable on the Notes. See "Description of
                                     Notes--Registration Rights" and
                                     "Description of Registration Rights
                                     Agreement."


Listing of Notes and ADSs . . . . .  The Notes are not listed on any national securities exchange or the Nasdaq Stock
                                     Market. The Notes are designated for
                                     trading on the PORTAL System of the
                                     National Association of Securities Dealers,
                                     Inc.

                                     The ADSs are listed for trading on the NYSE under the symbol "ALA." The Alcatel Shares represented by the ADSs are listed on the Paris Stock Exchange.















                       RATIO OF EARNINGS TO FIXED CHARGES

          The ratio of "earnings" to "fixed charges" for each of the Company and Alcatel for the periods indicated was:



                              Year Ended December 31,            Six Months
                   ------------------------------------------      Ended
                    1993     1994     1995     1996     1997   June 30, 1998
                   ------   ------   ------   ------   ------  -------------
The Company:        9.0     19.6     10.3         *     4.2            **
Alcatel:            2.63     1.93     ***      1.41     1.93         8.59

* Earnings were not sufficient to cover total fixed charges for the year ended December 31, 1996 by approximately $14.7 million.

** Earnings were not sufficient to cover fixed charges for the six-months ended June 30, 1998 by approximately $56.9 million.

*** Earnings were not sufficient to cover fixed charges for the year ended December 31, 1995 by approximately FF25.7 billion.

For purposes of the ratio, "earnings" means the sum of:

--   pre-tax income,

-- the pre-tax income of majority-owned subsidiaries, whether or not consolidated,

--   the proportionate share of the income of any fifty-percent-owned companies,

--   any income received from less-than-fifty-percent-owned companies, and

--   fixed charges.

"Fixed charges" means the sum of:

--   the interest paid on borrowed funds,

-- the preferred stock dividend requirements of our consolidated subsidiaries and trusts,

--   the amount amortized for debt discount, premium and issuance expense, and

-- the proportion of all rental expenses deemed representative of the interest factor.

                                  RISK FACTORS


         You should carefully consider the following factors and other information in this Prospectus, including the information incorporated by reference, before deciding to invest in the Notes.

                        RISK FACTORS RELATED TO ALCATEL


NEED FOR SUCCESSFUL INTEGRATION OF THE COMPANY



         Alcatel expects that the merger with the Company will result in certain benefits to Alcatel. In order to achieve the benefits of the merger, Alcatel must integrate efficiently the businesses of the Company with Alcatel's existing businesses, including Alcatel Network Systems, Inc., Alcatel's major North American subsidiary. This integration will require substantial attention from, and pose challenges to, management. The integration process could interrupt or disrupt the companies' businesses. If management fails to integrate the Company successfully, Alcatel may not realize some or any of the anticipated benefits.


RAPID TECHNOLOGICAL CHANGE IN THE TELECOMMUNICATIONS INDUSTRY; IMPACT OF REGULATION


          The telecommunications industry experiences rapid and significant changes in technology. Alcatel does not believe that these changes will materially affect its ability to acquire necessary technologies. However, Alcatel cannot predict with certainty the effect on its business of technological changes. In order to be successful in marketing its products to business and government customers, Alcatel must provide superior technological reliability, capacity and security. If Alcatel's products do not keep pace with significant technological advances, Alcatel's business would be materially adversely affected. In addition, Alcatel cannot predict the effect of the on-going concentration of the telecommunications industry on technological development.



          Alcatel derives substantial revenues by providing international telecommunications equipment and other services to customers in the United States and around the world. Changes in government regulations and telecommunications standards, licensing requirements and tariffs, taxes and other trade barriers can significantly affect the financial results of such operations. In addition, changes in the laws or administrative practices relating to Alcatel's business in the countries where it operates could have a material adverse effect on Alcatel's financial condition and results of operations.


COMPETITION; INDUSTRY CONSOLIDATION


         Alcatel operates in a market which is highly competitive. Alcatel's competitors include other manufacturers and distributors as well as a large number of suppliers that develop their own products for sale directly to customers. Some of these competitors are larger and may have greater resources than Alcatel. Alcatel's arrangements with large customers generally do not provide Alcatel with guarantees that customer purchases will be maintained. In addition, certain of Alcatel's customers attempt to develop their own products and certain competitors manufacture products similar to those of Alcatel. These trends, together with further consolidations in the telecommunications industry involving Alcatel's customers, could lead such customers to reduce or end their use of Alcatel's products and services.


YEAR 2000 RISKS


          Until recently, most computer programs contained coding that identified years using two digits instead of four (for example "98" rather than "1998"). This coding may prevent many of these programs from distinguishing the year 2000 from 1900. Computer systems which may be affected by this "Year 2000 issue" include, but are not limited to, computer systems embedded in production equipment, products containing computer systems, business data processing systems, production management and planning systems and personal computers. Systems that do not properly recognize such information could generate erroneous data or fail. The Year 2000 issue could have a material adverse impact on Alcatel's daily commercial activities and financial performance if not adequately addressed by Alcatel and significant customers and suppliers. For a discussion of our response to the Year 2000 issue, see "Management's Discussion and Analysis -- Year 2000 Readiness Disclosure."


RISKS OF INTERNATIONAL OPERATIONS


         Alcatel conducts international operations in North and South America, Europe, the Far East, the Middle East and Africa. Alcatel may also expand into other international markets. In addition to the regulatory and competitive risks described above, international operations may be exposed to other risks. Such other risks include lack of complete operating control of independent local agents, lack of local business experience, difficulty in enforcing intellectual property rights and political and economic instability.


EFFECT OF EXCHANGE RATE FLUCTUATIONS


         Alcatel earns revenues and incurs expenses in several international currencies. Alcatel's financial statements have been denominated in French francs and will be denominated in euros. Consequently, fluctuations in currency exchange rates could have an adverse effect on Alcatel's reported results.




                      RISK FACTORS RELATED TO ALCATEL USA

CUSTOMER CONCENTRATION


         The Company has a diversified customer base. However, a large portion of the Company's revenue is concentrated among several of the Company's larger customers. A material reduction in the purchases of the Company's products by any of the Company's significant customers could have a material adverse effect on the Company.


PRODUCT OBSOLESCENCE AND IMPORTANCE OF NEW PRODUCTS


         The industry in which the Company operates is characterized by rapidly changing technological and market conditions. Such changes may shorten product life cycles. If the Company is unable to develop and produce new products to meet industry demands, or if substantial delays in the availability of new products occur, the Company may be materially adversely affected.


TIMELY AND ADEQUATE SUPPLY OF MATERIALS


         The Company generally uses standard parts and components for its products. The Company believes that, in most cases, there are a number of alternative, qualified suppliers for most of those parts and components. The Company also purchases certain custom components and products from single suppliers. The Company believes that the manufacturers of the particular custom components and products should be able to meet expected future demands. However, an unanticipated interruption of the supply of adequate components could have a material adverse effect on the Company's revenues. In addition, certain of the Company's products contain a number of subsystems or components acquired from other manufacturers. These products are often available only from a limited number of manufacturers. In the event that such a product was no longer available from a current vendor, the Company would be required to find alternative sources, which could delay customer deliveries. Such delays could have a material adverse effect on the Company's revenues.


COMPETITION


         The Company currently faces significant competition in its markets. The Company expects that the level of price and product competition will increase. In addition, as a result of both the trend toward global expansion by foreign and domestic competitors and technological and public policy changes, the Company anticipates that new and different competitors will enter its markets. Many of the Company's foreign and domestic competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than the Company. As a result, the Company's competitors pose a constant challenge to its ability to maintain or increase market share and profitability.

KEY PERSONNEL

         The Company is dependent upon the continued services and management experience of certain of its senior management personnel. If the Company were to lose the services of such senior management personnel, it could have a material adverse effect on the Company.

MULTI-YEAR AGREEMENTS

     As part of its ongoing operations, the Company periodically enters into multi-year agreements with customers. Certain of these agreements include requirements to develop new technologies, including hardware and software. Certain agreements also include requirements to provide installation of infrastructure systems, and some agreements contain performance criteria. If the company fails to fulfill its obligations under these agreements, it could be subject to substantial penalties, damages or non-payment, or such agreements could be terminated by the other party.



NO PUBLIC MARKET FOR RESALE OF THE NOTES

     The Notes are not listed on any national securities exchange or the Nasdaq Stock Market, and the Company does not intend to apply for such a listing. Therefore, there is no public market for resale of the Notes. As a result, it is not clear that you will be able to resell the Notes, or at what price. Changes in prevailing interest rates, the market for securities similar to the Notes and the operating results of the Company and Alcatel will affect the price at which the Notes may be sold.



                                USE OF PROCEEDS


     The Notes and ADSs (together, the "Securities") offered under this Prospectus are being offered by the holders of the Securities. The Company and Alcatel will therefore not receive any of the proceeds from the sale of the Securities.

        SELECTED HISTORICAL UNAUDITED INTERIM FINANCIAL DATA FOR ALCATEL

          The following selected historical unaudited interim financial data for the six-month periods ending June 30, 1997 and 1998 are derived from the unaudited interim consolidated financial statements of Alcatel included elsewhere in this Prospectus. You should read the selected interim financial information together with such financial statements and the notes thereto. In management's opinion, such interim financial statements reflect all adjustments necessary for a fair presentation of the financial position and results of operations for these periods. However, such interim financial position does not necessarily reflect the results which will be achieved for the full year.

                                       FOR THE SIX MONTHS                               FOR THE YEAR
                                         ENDED JUNE 30,                               ENDED DECEMBER 31,
                                    ------------------------    --------------------------------------------------------
                                    1998(1)   1998(2)   1997    1997(1)    1997     1996      1995       1994       1993
                                    -------   -------   ----    -------    ----     ----      ----       ----       ----
                                     U.S.$      FF        FF     U.S.$      FF       FF        FF         FF         FF
                                                        (RESTATED)(3)
                                                           (IN MILLIONS, EXCEPT PER SHARE AND PER ADS DATA)
INCOME STATEMENT DATA:

AMOUNTS IN ACCORDANCE
  WITH FRENCH GAAP
Net sales .........................  10,128    61,604   60,073   30,557   185,868   162,102   160,416   167,643   156,334
Income from operations ............     378     2,302    1,986    1,315     8,000     2,903       634     8,042    11,559
Restructuring costs ...............      (9)      (55)    (259)    (200)   (1,218)     (466)  (13,422)   (2,898)   (2,488)
Amortization of goodwill ..........    (163)     (993)    (418)    (365)   (2,222)  (13,464)   (2,557)   (2,053)
Other revenue (expense)(4) ........   2,330    14,171    1,102      326     1,980     3,190     1,757       759       874
Gains on disposal of Alcatel
Shares Owned by group
subsidiaries (after tax) ..........    --        --       --         39       238      --        --           5        75
Net income ........................   2,500    15,205    1,489      767     4,665     2,725   (25,583)    3,620     7,062

EARNINGS PER SHARE:
Net income--Basic(5) ..............   15.73     95.68     9.52     4.89     29.73     17.48   (177.79)    25.74     49.61
Net income--Diluted(6) ............   14.51     88.23     9.42     4.79     29.13     17.45   (177.79)    25.74     48.88
Dividends per Share(7) ............    --        --       --       1.89     11.50     10.00      8.00     15.00     15.00
Dividends per ADS(7) (8) ..........    --        --       --       0.38      2.30      2.00      1.60      3.00      3.00

APPROXIMATE AMOUNTS IN ACCORDANCE
  WITH U.S. GAAP (9):
Net sales .........................  10,128    61,604   60,073   30,557   185,868   162,636   160,525   167,496   156,307
Net income ........................   3,030    18,431    1,809      481     2,924    (1,198)  (21,352)    4,751     7,796
Basic earnings per Share:
  Income before extraordinary items   19.07    115.98    11.56     3.06     18.63     (7.68)  (148.39)    35.54     49.15
  Net income ......................   19.07    115.98    11.56     3.06     18.63     (7.68)  (148.39)    33.78     54.76
Diluted earnings per Share(6)
  Income before extraordinary items   17.57    106.86    11.44     3.03     18.42      --        --       35.04     48.46
  Net income ......................   17.57    106.86    11.44     3.03     18.42      --        --       33.42     53.75
Basic earnings per ADS(8):
  Income before extraordinary items    3.81     23.20     2.31     0.61      3.73     (1.54)   (29.68)     7.11      9.83
  Net income ......................    3.81     23.20     2.31     0.61      3.73     (1.54)   (29.68)     6.76     10.95
Diluted earnings per ADS (8):
  Income before extraordinary items    3.51     21.37     2.28     0.60      3.68      --        --        7.01      9.69
  Net income ......................    3.51     21.37     2.28     0.60      3.68      --        --        6.68     10.75

BALANCE SHEET DATA (AT
  PERIOD END):(10)

AMOUNTS IN ACCORDANCE
  WITH FRENCH GAAP
Total assets ......................  31,040   188,810  244,103   41,391   251,772   248,265   255,675   273,942   260,071
Short-term investments and cash and
  cash equivalents ................   4,620    28,105   22,701    4,573    27,819    29,331    34,940    39,558    41,782
Short-term debt ...................    n.a.      n.a.     n.a.    2,927    17,805    19,055    26,804    20,294    24,218
Long-term debt ....................    n.a.      n.a.     n.a.    3,603    21,916    23,422    28,125    31,377    24,813
Minority interests ................     489     2,972    2,068      292     1,777     1,488     3,213     5,860     5,116
Shareholders' equity ..............  10,735    65,295   41,450    7,226    43,954    39,170    32,993    59,784    57,884

AMOUNTS IN ACCORDANCE
  WITH U.S. GAAP(9)
Shareholders' equity ..............    n.a.      n.a.     n.a.    9,110    55,413    51,788    49,525    72,712    68,653
Total assets(11) ..................    n.a.      n.a.     n.a.   43,822   266,559   269,482   274,889   293,002   273,421
Long-term debt ....................    n.a.      n.a.     n.a.    3,631    22,084    24,500    28,264    31,518    24,939



-----------------

(1) Translated solely for convenience into dollars at the Noon Buying Rate of FF 6.0827 on April 7, 1999, calculated by applying the fixed exchange rate of FF 6.55957 per euro to the Noon Buying Rate for euros on April 7, 1999. See "U.S. Dollar/French Franc Exchange Rates."

(2) In preparing its June 30, 1998 data, Alcatel treats the disposals of Cegelec and ALSTOM as if they had occurred on January 1, 1998. Prior to the sales, Cegelec was fully consolidated and GEC ALSTHOM was consolidated on a proportional basis. Alcatel now accounts for its remaining interest in ALSTOM under the equity method.

(3) In order to make comparisons easier, June 30, 1997 data has been restated to account for the "Engineering and Systems" and "Energy and Transport" sectors as equity affiliates. This restatement is explained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) Other revenue (expense) mainly includes net capital gains on disposal of previously consolidated and unconsolidated companies.

(5) Based on the weighted average number of Shares issued after deduction of the weighted average number of Shares owned by consolidated subsidiaries, without adjustment for any share equivalent: 158,921,794 at June 30, 1998, 156,428,156 at June 30, 1997, 156,937,952 in 1997, 155,902,458 in
       1996, 143,890,505 in 1995, 140,665,635 in 1994 and 142,357,809 in 1993.

(6) Diluted earnings per share take into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by group subsidiaries. Net income is adjusted for after-tax interest expense of related convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

       French GAAP: 173,122,559 at June 30, 1998, 158,852,572 at June 30, 1997,
       171,489,939 in 1997, 157,431,310 in 1996, 143,890,505 in 1995,
       140,665,635 in 1994 and 151,046,630 in 1993. US GAAP: 173,122,559 at June
       30, 1998, 158,852,572 at June 30, 1997, 159,244,088 in 1997, 153,152,678
       in 1994 and 151,046,630 in 1993. Not applicable in 1996 and 1995 due to loss position.

(7) Year to which dividend relates. Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate.

(8) Adjusted for the one-to-five ratio of Shares to ADSs. The Company first issued Shares represented by ADSs in 1990.

(9) For information concerning the differences between French GAAP and U.S. GAAP, see Note 4 to the unaudited condensed consolidated interim financial statements included elsewhere herein and Notes 30 and 31 of the Notes to Consolidated Financial Statements included in Alcatel's Annual Report for 1997.

(10) June 30, 1998 and June 30, 1997 data are presented before appropriation of dividends.

(11) Advance payments received from customers are not deducted from the amount of total assets. See Note 30(k) of the Notes to Consolidated Financial Statements included in Alcatel's Annual Report for 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       We have based this discussion of Alcatel's financial condition and results of operations on Alcatel's unaudited interim financial statements for the six month periods ended June 30, 1998 and June 30, 1997, which are included at the end of this Prospectus. You should read the financial statements and the Notes to the financial statements for a more detailed description of Alcatel's financial results. The financial statements have been prepared in accordance with accounting principles generally accepted in France ("French GAAP"), which differ in certain significant ways from accounting principles generally accepted in the United States ("U.S. GAAP"). The most significant differences which affect the presentation of Alcatel's financial results relate to:

       (1) accounting for restructuring costs;

       (2) amortization of acquisition goodwill;

       (3) accounting for direct costs incidental to acquisitions and incurred by acquiring companies; and

       (4) accounting for gains on the sale of treasury stock. Note 4 to the unaudited interim financial statements quantifies these differences, and presents Alcatel's net income, earnings per share and shareholder's equity as if Alcatel's financial statements had been prepared in accordance with U.S. GAAP.

       You will find audited consolidated financial statements and discussions and analyses of the Company's and Alcatel's financial condition and results of operations for 1997 and 1996 in their Annual Reports for 1997. Those discussions present important historical information about both companies. In particular, the Management's Discussion and Analysis section of Alcatel's Annual Report for 1997 discusses in detail a Recovery Plan which Alcatel announced in September 1995. The Recovery Plan included efforts to reduce costs, in particular through accelerating earlier restructuring programs, revaluation of certain assets and divestiture of non-strategic assets, and measures aimed at positioning Alcatel in key growing markets, particularly in the Telecom segment. The Recovery Plan was completed at the end of 1998. The Alcatel Annual Report for 1997 also contains a detailed description of Alcatel's accounting policies.

SIGNIFICANT REORGANIZATION

       In the first half of 1998, Alcatel significantly reorganized its businesses through (1) the sale to GEC ALSTHOM of Cegelec, which had conducted Alcatel's former Engineering and Systems segment, and (2) the subsequent public offering of approximately half of Alcatel's interest in GEC ALSTHOM (now called "ALSTOM"), which had conducted Alcatel's former Energy and Transport segment activities. These transactions and other significant 1998 transactions are described in the Prospectus Summary. For accounting purposes, Alcatel treats both of these sales as if they had occurred on January 1, 1998. Prior to the sales, Cegelec was fully consolidated and GEC ALSTHOM was consolidated on a proportional basis. Alcatel now accounts for its remaining interest in ALSTOM under the equity method.

       In order to make it easier for you to compare Alcatel's financial results for the first half of 1998 with the first half of 1997, Alcatel has restated its June 30, 1997 financial information to account for the Engineering and Systems segment and the Energy and Transport segment under the equity method. The financial information in "Results of Operations for the Six Months Ended June 30, 1998 and 1997" is presented on this restated basis.

       Where indicated, some information is also presented on a comparable basis. To calculate its results of operations on a comparable basis, Alcatel has excluded from its results of operations for the six months ended June 30, 1997 the effect of assets which were disposed of during the two years ended June 30, 1998. The principal exclusion affecting the six-month periods ended June 30, 1998 and 1997 reflects the deconsolidation of a South African subsidiary of Alcatel following the reduction of Alcatel's ownership below 50 percent. Alcatel has also included in its "comparable" results of operations for the six months ended June 30, 1997 the effect of previously unconsolidated assets which were newly consolidated during the two years ended June 30, 1998.

       Where indicated, some information is also presented on the basis of constant copper prices. Alcatel has prepared its information on this basis by recalculating financial data for the first six months of 1997 by using copper prices in effect during the first six months of 1998. Changes in the price of copper affect the cost of sales and sales price of products sold by the Cables and Components segment. Alcatel's sales contracts pass these price changes on to customers. The average price of copper used by Alcatel in calculating its financial results during the first half of 1998 fell approximately 27% compared to the first half of 1997.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND JUNE 30, 1997

       Alcatel's total net sales for the six months ended June 30, 1998 were FF
61.6 billion, an increase of 2.5% compared to the same period for 1997. Alcatel's business in the United States continued to expand, offsetting declining sales in Southeast Asia. Order bookings increased 3.5% to FF 64.4 billion during the first half 1998 compared with the first half of 1997. On a comparable basis and at constant copper prices, orders increased by 5.8% compared to the corresponding period in 1997.

       Alcatel's income from operations increased by 15% to FF 2.3 billion in the first half of 1998, compared to FF 2.0 billion for the first half of 1997. Growth in income from operations was due principally to the Telecom segment, particularly by sales of terrestrial and submarine transmission systems. Growth was limited by a slowdown in Telecom sales in the second quarter of 1998 compared with the second quarter of 1997. The Telecom segment reported an exceptionally high level of sales in the second quarter of 1997 due to the digitalization program of German customers. The digitalization program was completed in 1997.

       Financial income increased by FF 939 million to FF 292 million in the first half of 1998 from a loss of FF 647 million during the corresponding period in 1997. This increase reflects principally FF 635 million in dividends received from unconsolidated companies, including principally a dividend received from Havas, as well as a FF 171 million premium received upon the conversion of convertible bonds. Net interest expense decreased by FF 329 million to FF 444 million due principally to the conversion of convertible bonds, the application of proceeds of the disposal of Cegelec, and a decrease in interest rates.

       Alcatel's restructuring costs fell to FF 55 million in the first half of 1998 compared to 259 million during the corresponding period in 1997, principally because Alcatel did not introduce any significant new restructuring plans in 1998.

       Amortization of goodwill for the first half of 1998 amounted to FF 993 million, an increase of FF 13 million compared with the first half of 1997.

       Other revenue amounted to FF 14.2 billion for the first half of 1998, compared with FF 1.1 billion for the first half of 1997. In the first half of 1998, Alcatel recorded FF 14.2 billion in net capital gains, of which 13.7 billion related to the disposals of Cegelec and ALSTOM.

       Income before taxes and share in net income of equity amounted to FF 15.7 billion for the first half of 1998 compared with FF 1.2 billion for the first half of 1997. This increase is principally due to net capital gains of FF 13.7 billion on the disposals of Cegelec and ALSTOM.

       Alcatel's income taxes for the first half of 1998 amounted to FF 1.1 billion, an increase of FF 840 million compared to the same period in 1997. The increase is attributable to taxes on net capital gains relating to the disposals of Cegelec and ALSTOM.

       Share in net income of equity affiliates decreased by FF 89 million to FF 656 million in the first half 1998 compared with FF 745 million in the first half of 1997 (restated to include the Engineering and Systems segment and the Energy and Transport segment as equity affiliates). This decline was due principally to a decline of net income of Framatome in the first half of 1998. Minority interests amounted to a charge of FF 27 million in the first half 1998, an increase of FF 104 million compared with the first half of 1997.

       Net income amounted to FF 15.2 billion compared with FF 1.5 billion in the first half of 1997. This figure includes an exceptional after-tax FF 13.2 billion net capital gain resulting from the disposals of Cegelec and ALSTOM.

TELECOM

       Net sales by the Telecom segment (including net sales to other segments) increased by 6% to FF 40.9 billion for the first half of 1998 compared with FF
38.6 billion for the first half of 1997, due principally to growth in sales by the terrestrial and submarine networks, business networks, and space communications operations. Net sales increased 6.5% on a comparable basis. Net sales by destination in Europe remained stable, while sales to North America and the rest of the world increased in the first half of 1998. Sales to Asia decreased in the first half of 1998 due principally to the region's financial crisis.

       Order bookings amounted to FF 44.1 billion in the first half of 1998 compared with FF 42.1 billion for the same period in 1997 and increased by 4.7% on a comparable basis. Order growth was strong in terrestrial and submarine transmission. However, it was weak in mobile communications, due in large measure to the negative impact on growth in Asia resulting from the Asian crisis, and in access systems, which were affected by the completion of the digitalization program in Germany.

       The Telecom segment's income from operations increased to FF 810 million compared with FF 591 million in the first half of 1997. Growth was sustained in terrestrial and submarine transmission systems. This partially offset the slowdown in switching and access due to the completion of the digitalization program in Germany.

CABLES AND COMPONENTS

       The Cables and Components segment's net sales (including net sales to other segments) remained stable at FF 23.7 billion for the six months ended June 30, 1998, compared to FF 23.6 billion for the same period in 1997. On a comparable basis and at constant copper prices, the increase amounted to 8%. The sharp fall in prices with respect to telecommunications cables was offset by higher volumes in Europe, as well as by the emergence of "global" customers and new operators. Sales by the associated components sector were stable in most product lines, with the negative impact of the Asian crisis being compensated by a healthy market in Europe. The net sales of the power cable business has also remained relatively stable due to the increase in volume, which offset an industry-wide price decline due to the fall in copper prices.

       The Cables and Components segment's income from operations remained stable in the first half of 1998 and amounted to FF 1,310 million, compared with FF 1,269 for the first half of 1997. Significant pricing pressure, especially in fiber optic cables, was partially offset by productivity gains and growth in volume.

LIQUIDITY AND CAPITAL RESOURCES

       Alcatel's main source of cash during the first six months of 1998 was cash proceeds, net of cash sold, from dispositions of previously consolidated and unconsolidated companies, principally Cegelec and ALSTOM, together with cash expenditures for acquisitions of consolidated companies, net of cash acquired, and unconsolidated companies which amounted to FF 19.9 billion during the first six months of 1998, compared with FF 4.1 billion during the first six months of 1997. Net cash used by operating activities amounted to FF 467 million for the first half of 1998, compared to FF 1.5 billion used in the first half of 1997. Proceeds from the disposals of Cegelec and ALSTOM, net of cash sold, accounted for FF 13.5 billion before taxes. Because Alcatel typically receives most of its net cash from operating activities during the second half of the year, net cash from operating activities during the first six months of 1998 and 1997 is not representative of full year results. Short term investments increased by FF 2.1 billion, amounting to FF 8.1 billion at June 30, 1998, compared to FF 6.0 billion at December 31, 1997, due principally to the application of the proceeds of the disposal of Cegelec. Proceeds from the disposal of fixed assets amounted to FF 176 million during the first half of 1998, compared to FF 428 million during the first half of 1997. Proceeds from the issuance of shares amounted to FF 309 million during the six-month period ended June 30, 1998, and mainly consisted of the issuance of shares in connection with capital increases reserved for employees and stock options for executive officers of Alcatel.

       Capital expenditures for new plant and equipment (including intangible assets but excluding goodwill) amounted to FF 2.4 billion during the first six months of 1998, compared with FF 3.0 billion in the first six months of 1997. In addition, cash expenditures for acquisitions, net of cash required, declined to FF 124 million during the first half of 1998, compared with FF 513 million in the earlier period. Net cash flow after investments amounted to FF 13.6 billion for the first six months of 1998, compared with a negative net cash flow after investment of FF 1.4 billion for the first six months of 1997. The principal reason for the change in cash flow after investment is the increase in cash proceeds from the disposals of Cegelec and ALSTOM.

       Alcatel's cash and cash equivalents aggregated FF 20.0 billion at June 30, 1998, compared with FF 21.8 billion at the end of 1997. The net decrease in cash and cash equivalents amounted to FF 1.8 billion in the first six months of 1998, compared with a decrease of FF 1.9 billion in 1997. This reduction is due to payments on outstanding indebtedness and the payment of dividends on Alcatel shares.

       At June 30, 1998, Alcatel had approximately FF 13.4 billion in unused committed credit lines with numerous banks, denominated in francs and various other currencies.

       Total financial debt at June 30, 1998 decreased by FF 9.5 billion on December 31, 1997 to FF 30.3 billion. Alcatel's ratio of net debt (short-term and long-term debt, net of short-term investments and cash and cash equivalents) to shareholders' equity was 27.1%, 33.6% and 60.6% at December 31, 1997, 1996 and 1995, respectively and decreased to 3.0% at June 30, 1998. This decrease was due in part to an increase in shareholders' equity to FF 65.3 billion, compared to FF 44.0 billion at December 31, 1997. This increase is also due to the exceptional increase in Alcatel's net income from proceeds of the disposals of Cegelec and ALSTOM and also to the conversion of convertible bonds, which caused a decrease of approximately FF 4.0 billion in financial indebtedness and a corresponding increase of approximately FF 4.0 billion in equity.

       Accrued contract costs and other reserves, which includes reserves for restructuring and other reserves, amounted to FF 24.3 billion at June 30, 1998. Restructuring costs of FF 1.1 billion were expensed in the first six months of 1998, mainly for the Telecom segment, and to a lesser extent for the Cables and Components segment. Approximately 80% of restructuring reserves expensed have been in cash and are classified as net cash provided by operating activities.

IMPACT OF ECONOMIC CRISES IN SOUTH EAST ASIA

       The economic crises of certain countries in South East Asia have had a negative impact on prices and demand for certain of the Company's products and services, due particularly to a significant decline in infrastructure investment in the region. Management believes that such impact has been relatively less significant with respect to investments in telecommunications infrastructure. Such developments have affected the results of operations of certain of the Company's businesses, particularly the mobile communications division, which experienced a significant decline in sales to Indonesia. Based on current information, management does not believe that the impact of such economic crises will be material for Alcatel on a consolidated basis. Net sales recorded by Alcatel in 1997 in Asia amounted to approximately FF 5.8 billion, or approximately 4.4% of the Group's consolidated net sales.

       YEAR 2000 READINESS DISCLOSURE

       Alcatel is working diligently to ensure that its products and information technology systems are Year 2000 ready. The Group has initiated a comprehensive global program to identify, prioritize and address potential problems in all products and systems which may arise because of the Year 2000 problem, and has put in place contingency plans and continues to develop, improve and put in place additional contingency plans to address problems which may arise in the event these programs fail to identify and correct any problems. The Group is addressing year 2000 issues in two priority areas: 1) product readiness and customer information programs and 2) internal information systems. Alcatel is also monitoring the state of Year 2000 readiness of its suppliers and customers in order to minimize the impact of any Year 2000 problems they may experience.

       Product readiness and customer information program

       The Group's programs for ensuring Year 2000 readiness for its products are managed by each operating sector and operating division. In addition, Alcatel has established a central task force in charge of coordinating and reviewing all Year 2000 activities. The corporate executive in charge of the task force reports directly to Alcatel's Executive Committee. Alcatel's Year 2000 program for product readiness consists of two major efforts: (1) an assessment of Alcatel products to identify potential problems and create solutions and (2) a program designed to make information available to Alcatel customers regarding potential Year 2000 programs relating to Alcatel products and to propose solutions.

       Alcatel began its product assessment program in 1996, and expects to complete it during the first quarter of 1999. This internal review is designed to identify potential Year 2000 problems in hardware and software produced by Alcatel, and to develop software patches and other solutions to correct identified problems. Alcatel's customer information program consists of establishing an inventory of Alcatel products currently in use throughout the world and contacting identified customers to inform them of potential problems and to provide solutions. Alcatel's sales organization is primarily responsible for contacting customers, and solutions are generally developed and implemented in the context of systems updates which are carried out on a regular basis. Alcatel is also assisting customers in testing the effectiveness of these solutions. Alcatel estimates that it had substantially completed almost all of its inventory by December 31, 1998, and intends to complete implementation of its solutions at its customer locations by the end of the third quarter of 1999 or, based on customer requirements, at later times. Because the successful completion of the implementation program is dependent on the cooperation of Alcatel's customers, Alcatel may not complete implementation by its target date or in time to avoid Year 2000 problems for some of its customers. Alcatel has also established call centers and a Year 2000 page at its website (www.alcatel.com) to provide customers with information regarding Year 2000 problems and solutions. Because of the degree of complexity of most of Alcatel's products, Alcatel does not intend to publish a comprehensive list of its products indicating whether they are Year 2000 ready. It has, however, established such lists on its Year 2000 website with respect to certain standard consumer products and other more standardized products.

       Because the identification of Year 2000 product problems and implementation of solutions is generally carried out as part of regular systems updates, the cost of Alcatel's program is difficult to segregate from regular operating revenue and expenses. It is therefore difficult to quantify the costs of Alcatel's Year 2000 program for product readiness. Alcatel nevertheless estimates that the total cost of implementing Year 2000 solutions for Alcatel products will be approximately FF 900 million from the beginning of 1998, of which approximately one-third had been spent by December 31, 1998. These amounts cover costs of the Year 2000 readiness work for inventory, assessment, remediation, testing and deployment including fees and consultant fees. Alcatel has also hired limited numbers of external consultants, operating under Alcatel management, at certain sites to assist Alcatel in its Year 2000 program. Alcatel expects that most of these costs will be offset by additional revenue generated by upgrades carried out in the framework of standard processes for upgrades and maintenance.

       Insurance

       Alcatel has extended all of its group insurance policies beyond the Year 2000 without specific exclusions of Year 2000 risks. There can be no assurance, however, that any claims Alcatel may make under such policies with respect to any potential Year 2000 product liability will be paid promptly or at all.

       Internal Information Systems

       The Group's programs for ensuring Year 2000 readiness for its internal information systems are organized by country. Alcatel has completed its review of its internal information systems and identified those systems which require repair in order to ensure a smooth transition to the Year 2000. With respect to software systems developed by third party vendors, including Alcatel's financial reporting systems, Alcatel has upgraded or is in the process of upgrading these systems to versions or releases which are certified by their vendors as being Year 2000 ready. For those information systems which were developed internally, Alcatel's Information Systems staff has completed its review and has established the second quarter of 1999 as its target for completion of repair or replacement of its principal systems. Alcatel tests all systems prior to redeployment of upgraded systems into production, and expects to complete substantially all of such testing in the second quarter of 1999. A central team is monitoring progress of these activities to identify any potential difficulties which may prevent deployment by the second quarter of 1999 and to ensure remedial action where appropriate.

       Alcatel estimates that additional costs to update its internal information systems will be approximately FF 250 million, of which approximately two-thirds had been spent by December 31, 1998. Alcatel has not included in its calculation of the costs relating to its internal information systems program costs for previously planned updates and replacements of its systems, and has not attempted to determine if the implementation of such updates and replacements was accelerated due to the Year 2000. These cost estimates do not include previously contemplated updates and replacements of Alcatel's internal information systems. It is also difficult for Alcatel to segregate costs which are borne directly to deal with the Year 2000 from costs which relate to the introduction of the euro or to the general need to implement more efficient internal information systems. Alcatel expects to fund such expenses through its operating cash flow.

       Facilities

       Alcatel is reviewing the Year 2000 readiness of its manufacturing facilities, principally through a decentralized program of inspection and remediation conducted by each operating division. In addition, Alcatel has established a centralized team to inspect its 19 principal manufacturing sites, which together account for over three-quarters of Alcatel's manufacturing capacity.

       Human Resources

       Alcatel has drawn from its existing engineering staff to create a team of experts to design and implement Year 2000 solutions. At December 31, 1998, approximately 3% of Alcatel's staff of approximately 20,000 software engineers was dedicated to the Year 2000 issue. In addition, identification of Year 2000 problems and implementation of solutions is a regular part of the duties of Alcatel's sales and engineering teams, in addition to their regular duties.

       Third Party Readiness

       The extent of Year 2000 readiness of third parties with whom Alcatel maintains a material relationship may affect its operations or financial performance. In order to ensure the continued supply of products and services suppled by third parties, Alcatel has sent questionnaires to its third party suppliers asking for a self-assessment of their Year 2000 readiness and has sought commitments from each one to take all necessary steps to minimize any effects of the Year 2000 issue on its dealings with Alcatel. Most of Alcatel's third party suppliers are currently engaged in their own Year 2000 programs and are unable or unwilling to provide such assessments and are unwilling to provide product guarantees specifically guaranteeing Year 2000 readiness. Alcatel cannot therefore certify that it will not experience interruptions in its third party supplies or that any such interruptions will not materially adversely affect its operations. In particular, Alcatel is currently in discussion with certain third party suppliers of software that is incorporated into Alcatel products regarding the refusal of such suppliers to guarantee the Year 2000 readiness of their products. In such cases, Alcatel is endeavouring to test independently such software as used in Alcatel product to resolve any identified problems. Alcatel has, as part of its standard industrial policy, established alternate sources for most of its supplies, and believes that this policy will reduce the risk of interruption of its operations. Where alternate sources of supply are unavailable, Alcatel has visited selected suppliers to independently assess their Year 2000 readiness.

       Worst Case Assessment

       In the event Alcatel fails to identify and solve Year 2000 problems in its products, telecommunication services for users of Alcatel telecommunications products could be interrupted for extended periods of time and purchasers of other Alcatel products could experience operational interruptions. A major failure in Alcatel products could adversely impact the operations of its customers and could cause Alcatel to incur significant costs and require it to dedicate significant resources to remedy such problems. In order to minimize this risk, Alcatel has developed a comprehensive program to identify and address Year 2000 problems. Third party experts have provided technical support and consultation to validate this program. Alcatel is also putting in place customized contingency response plans for major customers, which include having Alcatel engineers physically present at certain customer sites to respond immediately to problems which may arise at or immediately after January 1, 2000. Alcatel is also taking steps to ensure that sufficient staff is available at that time to ensure prompt attention to Year 2000 issues affecting all its customers. Although Alcatel believes that these contingency plans should be adequate to address any Year 2000 problems, there can be no assurance that Alcatel will be able to solve all problems which may arise. In the event Alcatel fails to identify and resolve Year 2000 problems with respect to its internal information systems, it could experience interruptions in manufacturing, customer billing, payroll, accounts payable, or other operational processes. Although Alcatel does not believe that any such interruptions would last for extended periods of time or would materially adversely affect its financial conditions or results of operations, there can be no assurance that this will be the case. If any third party suppliers with whom Alcatel maintains a material relationship fail to achieve substantial Year 2000 readiness, Alcatel could experience interruptions in the supply of raw materials and components which could interrupt the manufacture and delivery of Alcatel products. The consequences of any such delays could have a material effect on Alcatel's business, results of operations or financial condition. No assurance can be given that all of Alcatel's customers or suppliers will have achieved Year 2000 readiness by January 1, 2000.

       Alcatel believes that it has established a detailed and comprehensive program to address the Year 2000 issue and believes that it will manage the transition to the Year 2000 without experiencing any material adverse effect on its financial condition or results of operations. Given the significance of the potential consequences of a failure to resolve Year 2000 problems, there cannot, however, be any assurance that any failure to address a particular Year 2000 problem will not have a material adverse effect on Alcatel's business or financial condition. The actual results of Alcatel's Year 2000 program will be affected by a variety of factors, not all of which are within the control of Alcatel. Such factors include the ability to identify and solve computer software and hardware problems, the ability of contractors and suppliers to adequately prepare for the Year 2000 and cooperation of customers. It is important to note that the description of Alcatel's efforts contains forward-looking statements which are subject to risks and uncertainties which could cause actual results to differ materially from those projected. This description necessarily involved estimates and projections with respect to activities required in the future. These estimates and projections are subject to change as work continues, and such changes may be substantial.

INTRODUCTION OF THE EURO

       Prior to January 1, 1999, the franc was part of the European Monetary System ("EMS") exchange rate mechanism. Within the EMS, exchange rates fluctuated within permitted margins, fixed by central bank intervention. Under the provisions of the Treaty on European Union negotiated at Maastricht, The Netherlands, in 1991 (the "Maastricht Treaty") and signed by the then 12 European Union Member States in early 1992, a European Monetary Union ("EMU"), with a single European currency under the monetary control of the European Central Bank, superseded the EMS. On January 1, 1999, the last stage of EMU came into effect, with the creation of the euro and the replacement of the national currencies of the 11 participating countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The euro represents 6.55957 francs, and the franc is a subunit of the euro.

       In 1998, a substantial portion of Alcatel's net sales were denominated in francs and other currencies that have been replaced by the euro. The creation of the euro may have significant effect on the economies of the participant countries. Alcatel is currently assessing the competitive effects of the introduction of the euro. Alcatel believes that the introduction of the euro will facilitate its management of operating units located in the euro zone by enhancing comparability. Alcatel also believes that the elimination of exchange rate risk within the euro zone will reduce its costs with respect to hedging expenses. Alcatel is able to bill its customers in euros and to make purchases in euros. Since January 1, 1999, Alcatel's communications with the financial markets have been in euros and, in January 1999, Alcatel converted its share capital into euros.

       Based on available information, Alcatel does not believe that additional future costs incurred in connection with the introduction of the euro will have a material adverse effect on its financial condition or results of operations.

                            DESCRIPTION OF BUSINESS

     You will find a complete description of the Company's and Alcatel's businesses in their Annual Reports for 1997. Important recent events since the filing of the Annual Reports, including those mentioned in the "Prospectus Summary" above, are described in the quarterly and current reports filed by the Company and Alcatel. See "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

     Filings by the Company and Alcatel with the Commission. Prior to the acquisition of the Company by Alcatel in September 1998, the Company filed annual, quarterly and special reports and other information with the Commission. As a foreign private issuer, Alcatel files annual and special reports with the Commission. You may read and copy any document filed by the Company or Alcatel at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Documents which have been filed by the Company electronically with the Commission are also available to you at the Commission's web site at http://www.sec.gov. Alcatel has generally not filed documents electronically with the Commission.

     Filings by Alcatel with the New York Stock Exchange. Alcatel ADSs are listed on the New York Stock Exchange (the "NYSE"). As a result, the reports described above which were or continue to be filed with the Commission by Alcatel can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Reports to Holders of Alcatel ADSs. The Bank of New York, as depositary for the Alcatel ADSs, mails to each holder registered on its books a copy of Alcatel's annual report. The Bank of New York also mails to each holder a copy of all notices of meetings of shareholders and other reports and communications that are distributed by Alcatel to its shareholders generally.

     Additional information in the Registration Statement. This Prospectus is part of a Registration Statement on Form S-3/Form F-3 which the Company and Alcatel have filed with the Commission. The Registration Statement contains certain information and exhibits which are not required to be included in the Prospectus. Certain of the information included in this Prospectus, such as the description of the terms of the Notes, is a summary of the exhibits which set forth such terms in full. Such summarized information is therefore not complete in every respect. If you wish to consult the complete versions of the documents which are summarized in the Prospectus, such documents may be read and copied at the Commission's facilities as set forth above.

     Documents incorporated by reference into the Prospectus. The Commission allows the Company and Alcatel to "incorporate by reference" certain information filed with the Commission. As a result, the Company and Alcatel can disclose important information to you by referring you to those documents that are considered part of this Prospectus. Information that the Company or Alcatel file later with the Commission will automatically update and supersede the previously filed information. The Company and Alcatel incorporate by reference the documents listed below, and any future filings made with the Commission under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until this offering has been completed.

         For the Company (Commission File No. 0-10018), its:
         ---------------------------------------------------

         (1)  Annual Report on Form 10-K for the year ended December 31, 1997.

         (2)  Quarterly Report on Form 10-Q for the quarter ended March 31,
              1998.

         (3)  Quarterly Report on Form 10-Q for the quarter ended June 30,
              1998.

         (4)  Current Report on Form 8-K dated June 4, 1998.

         (5)  Current Report on Form 8-K dated April 3, 1998.

         (6)  Current Report on Form 8-K dated April 1, 1998.

         For Alcatel (Commission File No. 1-11130), its:
         -----------------------------------------------

         (1)  Annual Report on Form 20-F for the year ended December 31, 1997.

         (2)  Report of Foreign Private Issuer on Form 6-K dated June 8, 1998.

         (3)  Report of Foreign Private Issuer on Form 6-K dated June 19, 1998.

         (4)  Report of Foreign Private Issuer on Form 6-K dated July 29, 1998.

         (5)  Report of Foreign Private Issuer on Form 6-K dated August 28,
              1998.

         (6)  Report of Foreign Private Issuer on Form 6-K dated September 9,
              1998.

         (7) Report of Foreign Private Issuer on Form 6-K dated September 21, 1998 regarding first half results.

         (8) Report of Foreign Private Issuer on Form 6-K dated September 21, 1998 regarding the share buy-back program.

         (9)  Report of Foreign Private Issuer on Form 6-K dated October 22,
              1998.

         (10) Report of Foreign Private Issuer on Form 6-K dated December 9,
              1998.

         (11) Report of Foreign Private Issuer on Form 6-K dated January 29,
              1999.

         (12) Report of Foreign Private Issuer on Form 6-K dated February 5,
              1999.

         (13) Report of Foreign Private Issuer on Form 6-K dated February 8,
              1999.

         (14) Report of Foreign Private Issuer on Form 6-K dated March 4, 1999.

         (15) Report of Foreign Private Issuer on Form 6-K dated March 11, 1999.

         (16) The descriptions of the ordinary shares of Alcatel and the American Depositary Shares representing such shares as contained in Alcatel's Registration Statement on Form 8-A dated April 30, 1992, including all amendments and reports filed for the purpose of updating such descriptions.

         You may request copies of these filings at no cost by writing or telephoning us at the following address:

         Alcatel USA, Inc.
         1000 Coit Road
         Plano, Texas 75075
         Attention: General Counsel
         (972) 519-3000

         Web sites for the Company and Alcatel. You can also obtain more information about the Company and Alcatel at their web sites:
www.ans.alcatel.com for the Company, and www.alcatel.com for Alcatel.


ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS


     Alcatel is a French societe anonyme organized under the laws of the Republic of France. Most of Alcatel's directors and officers, as well as certain of the experts named herein, are not residents of the United States, and a substantial portion of the assets of Alcatel and its directors and officers are located outside the United States. As a result, you may not be able to effect service of process within the United States upon such persons. You may also not be able to enforce upon such persons judgments of courts of the United States based upon civil liability provisions of the U.S. Federal securities laws. If you bring an original action in France, based solely upon the U.S. Federal securities laws, French courts may not have jurisdiction to grant the remedies sought. If you try to enforce in French courts judgments of U.S. courts which were rendered against French persons, such French persons may first have to waive their right under French law to be sued in France only. Alcatel believes that none of the French persons described above, including Alcatel, have waived such right with respect to actions based solely upon U.S. Federal securities laws. In addition, if you bring an action in the United States under the U.S. Federal securities laws, the French law of July 16, 1980, may preclude or restrict the obtaining of evidence in France or from French persons in connection with such action.

                              DESCRIPTION OF NOTES

          The Company issued the Notes under an Indenture, dated as of August 12, 1997, between the Company and The Bank of New York, as Trustee (the "Trustee"). The initial Indenture has been supplemented by the First Supplemental Indenture, dated as of September 4, 1998, between the Company and the Trustee, and by the Second Supplemental Indenture, dated as of April 1, 1999, between the Company and the Trustee (the initial Indenture together with the Supplemental Indentures, the "Indenture").

           The Indenture is summarized below. Because it is a summary, it does not contain all of the information that may be important to you. A copy of the initial Indenture was filed as an exhibit to the Company's Current Report on Form 8-K dated, August 26, 1997. A copy of the First Supplemental Indenture was filed as an exhibit to Alcatel's Report of Foreign Private Issuer on Form 6-K dated September 9, 1998. A copy of the Second Supplemental Indenture was filed on April 9, 1999 as an exhibit to the Registration Statement of which this Prospectus forms a part. We suggest that you read those parts of the Indenture that are important to you. You especially need to read the Indenture to get a complete understanding of your rights and our obligations in connection with the conversion, redemption and repurchase of the Notes and in the event of the merger or sales of assets of the Company.

GENERAL; GUARANTY

          In August 1997, the Company issued an aggregated principal amount of $400,000,000 of the Notes to the Initial Purchasers (as defined in the Indenture) pursuant to exemptions from the Securities Act of 1933, as amended (the "Securities Act"). The Notes were offered and sold by the Initial Purchasers to Qualified Institutional Buyers (as defined in the Indenture) in reliance on Rule 144A of the Securities Act and in offshore transactions to non-U.S. persons in reliance on Regulation S under the Securities Act.

          The Notes are unsecured subordinated obligations of the Company, and will mature on August 1, 2004. Payment in full of the principal amount of the Notes will be due August 1, 2004. The Notes bear interest at the rate of 7% per annum. The interest is payable semiannually on February 1 and August 1 of each year (each, an "Interest Payment Date"). Following Alcatel's acquisition of Alcatel USA in September 1998, Alcatel fully and unconditionally guaranteed the due and punctual payment of the principal of, premium, if any, and interest (including Liquidated Damages, as defined in the Indenture) on the Notes. In case of a failure of the Company to pay or cause to be paid punctually any such amounts in accordance with the terms of the Indenture, Alcatel will, upon written notice from the Trustee, pay or cause to be paid punctually such amounts when they become due and payable in accordance with the Guaranty.

          You can convert the Notes into ADSs. Each ADS represents one-fifth of an ordinary share of Alcatel. The conversion rate is 16.3901 ADSs per $1,000 principal amount of Notes (equivalent to a conversion price of $61.012 per ADS). The conversion price is subject to adjustment upon the occurrence of certain events described below under "--Conversion Rights." You may convert the Notes at any time prior to the close of business on August 1, 2004, unless the Notes have been previously redeemed or repurchased. In case of redemption or repurchase, you may convert the Notes until the close of business on the fifth Trading Day (as defined below) prior to the date of redemption or the second Trading Day prior to the date of repurchase. "Trading Days" means:

          (1) if the ADSs are listed or admitted for trading on any national securities exchange, days on which such national securities exchange is open for business;

          (2) if the ADSs are quoted on the Nasdaq National Market or any other system of automated dissemination of quotations of securities prices, days on which trades may be effected through such system; or

          (3) if the ADSs are not listed or admitted for trading on any national securities exchange or quoted on the Nasdaq National Market or any other system of automated dissemination of quotation of securities prices, days on which the ADSs are traded the regular way in the over-the-counter market and for which a closing bid and a closing asked price for the ADSs are available.

          The Company may redeem the Notes on or after August 1, 2000, in whole or in part, at the redemption prices set forth below under "-- Redemption," plus accrued interest to the redemption date.

CONVERSION RIGHTS

          General

          You will have the right to convert any portion of the principal amount of a Note that is an integral multiple of $1,000 (provided that the unconverted portion of such Note is an integral multiple of $1,000) into ADSs. Each ADS represents one-fifth of an ordinary share of Alcatel. You may convert the Notes at any time prior to the close of business on August 1, 2004, unless previously redeemed or purchased. The conversion price is $61.012 per ADS, subject to adjustment as described below. You may convert a Note called for redemption or delivered for repurchase until the close of business on the fifth Trading Day prior to the redemption date for such Note or the second Trading Day preceding the repurchase date, as the case may be. The Company will acquire the ADSs to be delivered upon conversion of the Notes through open-market purchases. The conversion of a Note will be treated as a taxable event. See "United States Taxation -- Taxation of U.S. Holders -- Notes -- United States Holders -- Sale, Exchange or Redemption of Notes or Conversion of Notes for ADSs."

          Procedure

          You may convert any Note by delivering the Note to the specified office of a Conversion Agent (as defined in the Indenture), accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from any Conversion Agent. The conversion date will be the date on which you deliver the Note and the duly signed and completed notice of conversion. As promptly as practicable on or after the conversion date, the Company will cause to be delivered to the Trustee an American Depositary Receipt ("ADR") evidencing the number of ADSs deliverable upon conversion. The Company will also deliver to the Trustee payment in cash, based on the market price of the ADSs at the close of business on the day of conversion, in lieu of any fraction of an ADS. Such ADR and payment will be sent to you by the Trustee. If you surrender a Note for conversion between the close of business on any Regular Record Date (as defined below) and the opening of business on the next succeeding Interest Payment Date, you must include payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of such Notes being surrendered for conversion, except under certain conditions. Such payment must be in New York Clearing House funds or other funds acceptable to the Company. In general, if you surrender a Note for conversion on a date that is not an Interest Payment Date, you will not receive any interest for the period from the last Interest Payment Date to the date of conversion. You also will not be entitled to receive any dividends on ADSs delivered upon conversion if such dividends were payable to holders of ADSs on a record time before the close of business on the conversion date. "Regular Record Date" for interest payable in respect of any Note on any Interest Payment Date means the January 15 or July 15 (whether or not a Business Day as defined below), as the case may be, next preceding such Interest Payment Date.

          The Company will pay any taxes or duties on the delivery of ADSs on conversion of a Note, but only if the ADSs are delivered in the name of the holder of the Note. The Company will not deliver ADSs unless and until the person requesting such delivery has paid to the Company the amount of any tax or duty due on the delivery of the ADSs in the name of a person other than the holder of the Note.

     The conversion price may be adjusted in certain events, including:

(1)  Alcatel pays dividends (and other distributions) in Alcatel Shares;

(2) Alcatel issues to holders of its shares rights, options or warrants entitling them to subscribe for or purchase Alcatel Shares such that the price per ADS would be less than the then current market price (determined as provided in the Indenture) of ADSs;

(3) Alcatel distributes to all holders of its shares evidences of indebtedness, shares of capital stock, or certain property;

(4) Alcatel distributes to all holders of its shares cash (excluding any cash referred to in (3) above, or distributed upon a merger or consolidation to which the next paragraph applies) in an aggregate amount that, combined with (i) the aggregate amount of any other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) the aggregate amount of any cash and the fair market value of other consideration payable in respect of any tender offer by Alcatel or any of its subsidiaries for ADSs concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 12.5% of Alcatel's market capitalization on the record date for such distribution; and

(5) Alcatel or any of its subsidiaries successfully completes a tender offer for shares of Alcatel which involves an aggregate consideration that, together with (i) the aggregate of cash and other consideration payable in a tender offer by Alcatel or any of its subsidiaries for shares of Alcatel expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any cash distributions to all holders of shares of Alcatel within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 12.5% of the Alcatel's market capitalization on the expiration of such tender offer.

     The Company may reduce the conversion price as it considers advisable in order to avoid or diminish any income tax to holders of ADSs or shares of Alcatel which may result from any dividend, distribution of stock or issuance of rights or warrants. The Company is not required to adjust the conversion price until the cumulative adjustments amount to 1.0% or more of the conversion price. The Company will compute any adjustments to the conversion price pursuant to this paragraph and will mail notice of any such adjustments to holders of the Notes. See "--Notices."

     In case Alcatel consolidates or merges with or into another Person (as defined in the Indenture), or another Person merges into Alcatel, or Alcatel sells or transfers all or substantially all of its assets, you will be able to convert a Note only into the kind and amount of securities, cash and other property which a holder of ADSs would have received upon such consolidation, merger, sale or transfer.

     If Alcatel makes a distribution of property to its stockholders that would be taxable to such stockholders as a dividend for federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of Alcatel, but generally not stock dividends on shares of Alcatel or rights to subscribe for shares of Alcatel) and, as a result, the number of ADSs into which Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to holders of Notes. See "Taxation--Taxation of U.S. Holders--ADSs and Alcatel Shares."


SUBORDINATION

     As set forth in the Indenture, the Notes will be subordinated in right of payment to the prior payment of all Senior Indebtedness of the Company. "Senior Indebtedness" means the principal of (and premium, if any) and interest on, and all fees and other amounts payable in connection with:

         (1) indebtedness of the Company evidenced by credit or loan agreements, notes, bonds, debentures or other written obligations;


         (2) all obligations of the Company for money borrowed;


         (3) all obligations of the Company evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind;


         (4) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;


         (5) obligations of the Company under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements intended to protect the Company against fluctuations in interest or currency exchange rates;


         (6) all obligations of the type referred to in clauses (1) through (5) above and all dividends which the Company has assumed or guaranteed for another person, or for which the Company is responsible or liable, or which is secured by a lien on property of the Company; and


         (7) renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any indebtedness or obligation described in clauses
             (1) through (6).

          However, Senior Indebtedness shall not include the Notes or any such indebtedness or obligation:

         (1) if the terms of such indebtedness or obligation provide that such indebtedness or obligation is not superior in right of payment to the Notes;


         (2) if such indebtedness or obligation is non-recourse to the Company;
             or


         (3) if such indebtedness or obligation is a conditional sale contract or any account payable or any other indebtedness created or assumed by the Company in the ordinary course of business in connection with the obtaining of inventories or services.



         As a result of such subordination, holders of Senior Indebtedness may recover more from the Company, on a per dollar of principal basis, than you in the event of:

         (1) any payment or distribution of assets upon any liquidation, dissolution or winding up, or


         (2) the acceleration of the maturity of any Notes.



          Such subordination may result in less or no payments in such circumstances. In addition, the Company will make no payments of principal, premium or interest on the Notes if there shall have occurred and be continuing a default in any payment with respect to Senior Indebtedness, or an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate maturity.


         As of June 30, 1998, the aggregate amount of Senior Indebtedness outstanding was approximately $353.92 million, which includes indebtedness of the subsidiaries of the Company guaranteed by the Company. In addition, the Notes will be effectively subordinated to all indebtedness and other liabilities (including trade payables and lease obligations) of the Company's subsidiaries, because any right of the Company to receive any assets of its subsidiaries upon their liquidation or reorganization (and the subsequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors.


         The Indenture does not limit the Company's ability to incur Senior Indebtedness or any other indebtedness. The Indenture also does not limit the ability of the Company's subsidiaries to incur additional indebtedness or other liabilities.

REDEMPTION


         The Company may redeem the Notes, in whole or in part, beginning August 1, 2000. The Company must give at least 30 days' and not more than 60 days' prior notice.

         The redemption price (expressed as a percentage of principal amount) for the 12-month periods beginning on August 1 of the following years are:

                                                                    REDEMPTION
       YEAR                                                           PRICE
      -----                                                         ----------
      2000   . . . . . . . . . . . . . . . . . . . . . . . . . .       104.0
      2001   . . . . . . . . . . . . . . . . . . . . . . . . . .       103.0
      2002   . . . . . . . . . . . . . . . . . . . . . . . . . .       102.0
      2003   . . . . . . . . . . . . . . . . . . . . . . . . . .       101.0

The redemption price after such periods is 100% of the principal amount of the Notes. In addition, the redemption price will also always include accrued interest to the date of redemption.

         No sinking fund is provided for the Notes.

PAYMENT AND CONVERSION

         The principal of the Notes will be payable in U.S. dollars. For payment of principal, you must surrender your Notes at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, or at such other office or agency of the Company designated by it for such purpose. The principal will be paid by U.S. dollar check, or by transfer to a U.S. dollar account (if you hold more than U.S.$2,000,000 in principal and furnish wire instructions in writing to the Trustee no later than 15 days prior to the relevant payment date) which you maintain with a bank in the Borough of Manhattan, The City of New York. Notes will bear interest at a rate of 7% per year from the most recent Interest Payment Date. Interest will be paid on February 1 and August 1 of each year to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding January 15 or July 15, as the case may be. Interest will be paid by U.S. dollar check drawn on a bank in the Borough of Manhattan, The City of New York, mailed to your address as it appears in the Security Register (as defined in the Indenture). If you hold more than $2,000,000 in principal, you can also request in writing to the Security Registrar (as defined under -- "Transfer and Exchange"), not later than the relevant Record Date (as defined in the Indenture), that payments of interest be transferred to a U.S. dollar account which you maintain with a bank in the Borough of Manhattan, The City of New York. No transfer to a dollar account will be made unless the Trustee has received written wire instructions not less than 15 days prior to the relevant payment date.

         Any payment on the Notes due on any day which is not a Business Day is not required to be made on such day. Such payment may be made on the next succeeding Business Day with the same force and effect as if made on the initial due date. No interest shall accrue on such payment as a result of such delay. "Business Day," when used with respect to any place of payment, place of conversion or any other place, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in such place of payment, place of conversion or other place, are authorized or obligated by law or executive order to close.

         You may surrender Notes for conversion at the Corporate Trust Office of the Trustee, or at such other office or agency of the Company. You must include with Notes surrendered for conversion appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under "--Conversion Rights".

     The Company has initially appointed the Trustee as Paying Agent (as defined in the Indenture) and Conversion Agent (as defined in the Indenture). The Company may at any time terminate the appointment of any Paying Agent or Conversion Agent and appoint additional or other Paying Agents and Conversion Agents. However, until the Notes have been delivered to the Trustee for cancellation, or monies sufficient to pay the principal of, premium, if any, and interest on the Notes have been made available for payment and either paid or returned to the Company as provided in the Indenture, the Company must maintain an office or agency in the Borough of Manhattan, The City of New York, for payments with respect to the Notes and for the surrender of Notes for conversion. The Company will give notice of any such termination or appointment and of any change in the office through which any Paying Agent or Conversion Agent will act in accordance with "--Notices" below.

     If you do not claim any monies deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of principal of, premium, if any, or interest on your Notes for two years after such payment has become due and payable, such monies will be paid to the Company. You will then be able to look only to the Company for payment.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

     If a Change in Control (as defined below) occurs, you shall have the right to require the Company to repurchase any portion of your Notes in a principal amount equal to $5,000 or any integral multiple of $1,000 in excess thereof. The Company will repurchase your Notes on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined below). The price paid by the Company will be 100% of the principal amount of the Notes to be repurchased (the "Repurchase Price"), together with interest accrued to the Repurchase Date.

     The Company may choose to pay the Repurchase Price in ADSs instead of cash. In such event, the ADSs will be valued at 95% of the average of the closing prices of the ADSs for the five consecutive Trading Days ending on and including the third Trading Day preceding the Repurchase Date.

     No later than the 30th day after a Change in Control, the Company will give you notice (a "Company Notice"). To exercise your repurchase right, you must deliver to the Trustee or any Paying Agent, no later than the 30th day after the date of the Company Notice, irrevocable written notice of your exercise of the repurchase right. You must also deliver your Notes to be repurchased. At least two Trading Days prior to the Repurchase Date, the Company must publish a Company Notice specifying whether the Company will pay the Repurchase Price in cash or in ADSs.

         A "Change in Control" means:

                (1) the acquisition by any Person, directly or indirectly,  of
                    50% or more of the total voting power of all shares of capital stock of the Company; or

                (2) any consolidation or merger of the Company with or into any other Person, any merger of another person with or into the Company, or any conveyance, sale, transfer or lease of all or substantially all of the assets of the Company to another Person.

         However, a Change in Control shall not be deemed to have occurred if either:

         (1) the closing price per ADS for any five Trading Days during the 10 Trading Days ending immediately after the later of the Change in Control or the public announcement of the Change in Control (in the case of a Change in Control under clause (i) above), or the 10 Trading Days ending immediately prior to the date of the Change in Control (in the case of a Change in Control under clause (ii) above) shall be at least 105% of the conversion price of the Notes on each such Trading Day, or

         (2) in the event the Change in Control results from the acquisition of the common stock of Alcatel, all the consideration to be paid for the Alcatel common stock in the transaction constituting the Change in Control consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market and, as a result of such transaction, the Notes become convertible solely into such common stock.

         If the Company fails to repurchase the Notes when required, such failure would result in an Event of Default. See "--Events of Default."

         The Company may at any time purchase Notes in the open market or by tender at any price or by private agreement. To the extent permitted by applicable law and subject to restrictions contained in the Purchase Agreement, dated August 7, 1997, between the Company and the Initial Purchasers, the Company may re-issue or resell any such Notes, or surrender them to the Trustee for cancellation. Any Notes so surrendered may not be re-issued or resold and will be canceled promptly.

         Despite the foregoing provisions, you will not necessarily be protected in the event of highly leveraged or other transactions involving the Company that may adversely affect you.

MERGERS AND SALES OF ASSETS BY THE COMPANY

         Except as stated below, the Company may not consolidate with or merge into any other Person or convey, transfer or lease all its properties and assets substantially as an entirety to any Person. Similarly, the Company shall not permit any Person to consolidate with or merge into the Company or convey, transfer or lease all or substantially all of its properties and assets to the Company. Such transactions would be permitted if:

         (1) the Person formed by such consolidation or into which the Company is merged, or the Person which acquires or leases the properties and assets of the Company, shall be a corporation, limited liability company, partnership or trust, organized and validly existing under the laws of the United States of America, which shall expressly assume, by a supplemental indenture, the payment of the Notes and the performance or observance of every covenant of the Indenture to be performed or observed by the Company and which shall provide for conversion rights in accordance with the Indenture;

         (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and


         (3) the Company has delivered to the Trustee an officer's certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease and supplemental indenture (if required) complies with, among other things, the requirements set forth in this paragraph.

EVENTS OF DEFAULT

         The following are Events of Default:


         (1) failure to pay principal of or premium, if any, on any Note at its maturity;

         (2) failure to pay any interest on any Note when due, continuing for 30 days;

         (3) failure to perform, or the breach of, any covenant or warranty of the Company in the Indenture, continuing for 60 days after written notice to the Company by the Trustee;

         (4) failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by the Company in excess of $20,000,000 if such indebtedness is not discharged, or such acceleration is not annulled, within 30 days after written notice; and

         (5) certain events of bankruptcy, insolvency or reorganization.

         The Trustee is under no obligation to exercise any of its rights or powers under the Indenture at your request or direction unless you offer to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Outstanding Notes (as defined in the Indenture) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee.


         If an Event of Default shall occur and be continuing, either the Trustee or the holders of at least 25% in principal amount of the Outstanding Notes may accelerate the maturity of all Notes. However, after such acceleration, but before a judgment or decree, the holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived. For information as to waiver of defaults, see "--Meetings, Modification and Waiver."

         You will not have any right to institute any proceeding with respect to the Indenture unless you shall have previously given to the Trustee written notice of a continuing Event of Default. In addition, the holders of not less than 25% in principal amount of the Outstanding Notes must also have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee. You also will not have any right to institute any proceeding if the Trustee has received from the holders of a majority in principal amount of the Outstanding Notes a direction inconsistent with such request, or if the Trustee shall have instituted such proceeding within 60 days. However, such limitations do not apply to you if you institute a suit (i) for the enforcement of payment of the principal of, premium, if any, or interest on any Note on or after the respective Stated Maturities (as defined in the Indenture) expressed in such Note or (ii) for the right to convert such Note in accordance with the Indenture.

         The Company must furnish the Trustee annually with a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MEETINGS, MODIFICATION AND WAIVER

         The Indenture contains provisions for convening meetings of the holders of Notes to consider matters affecting their interests.

         Modifications and amendments of the Indenture may be made, and certain past defaults by the Company may be waived, either:


         (1) with the written consent of the holders of a majority in aggregate principal amount of the Outstanding Notes or

         (2) by the adoption of a resolution, at a meeting of holders of the Notes at which a quorum is present, by the holders of at least 66 2/3% in aggregate principal amount represented at such meeting or by a majority in aggregate principal amount of the Outstanding Notes. However, no such modification or amendment may, without the consent of each holder:


              (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note;

              (b) reduce the principal amount or the rate of interest payable on any Note;

\


         (c) reduce the amount payable upon redemption or repurchase;

         (d) adversely modify the repurchase right;

         (e) change the currency for payment on any Note;

         (f) impair the right to institute suit for the enforcement of payment on or after the Stated Maturity, the redemption date or Repurchase Date;

         (g) modify the obligation of the Company to maintain an office or agency in New York City;

         (h) adversely modify the subordination provisions;

         (i) reduce the above-stated percentage of Notes necessary to modify or amend the Indenture;

         (j) reduce the percentage of aggregate principal amount of Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

         (k) reduce the percentage in aggregate principal amount of Notes required for the adoption of a resolution or the quorum required at any meeting of holders of Notes at which a resolution is adopted;

         (l) adversely affect the right to convert any Note except as permitted as described under "--Conversion Rights;"

         (m) modify the obligation of the Company to deliver information required under Rule 144A to permit resales of Notes and ADSs in the event the Company ceases to be subject to certain reporting requirements under the United States securities laws;

         (n) adversely modify the provisions described under "--Repurchase at Option of Holders Upon a Change in Control"; or

         (o) modify certain of the Company's obligations under the Registration Rights Agreement (as defined below) or its obligation to pay additional interest upon any failure to comply with such obligations.

         The quorum at any meeting called to adopt a resolution will be a majority in aggregate principal amount of the Notes. In the event a meeting is adjourned for lack of quorum and the meeting is reconvened, the quorum will be 25% of aggregate principal amount.

         The holders of a majority in aggregate principal amount of the Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The holders of (1) 66 2/3% in aggregate principal amount at a meeting or (2) a majority in aggregate principal amount of the Notes may waive any past default under the Indenture. However, such holders may not waive a default in the payment of principal, premium, if any, or interest, or a default with respect to a covenant or condition that may only be modified or amended with the consent of each holder.


REGISTRATION RIGHTS

         This summary of certain provisions of the Registration Rights Agreement, dated as of August 12, 1997, by and between the Company and the Initial Purchasers (the "Registration Rights Agreement") does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement. In the Registration Rights Agreement the Company agreed, among other things, to (1) file with the Commission within 90 days after the date of original issuance of the Notes, a Registration Statement (the "Shelf Registration Statement"), of which this Prospectus is a part, covering resales of the Registrable Securities (as defined under "Description of Registration Rights Agreement") and (2) use its reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act within 90 calendar days after the date of such filing. See "Description of Registration Rights Agreement."




         The Company must keep the Shelf Registration Statement effective until the earliest of:

         (1) the expiration of two years from the time the Shelf Registration Statement is declared effective,

         (2) such time as all Registrable Securities have been sold pursuant to the Shelf Registration Statement, transferred pursuant to Rule 144 under the Securities Act or otherwise transferred in a manner that results in a new security not subject to transfer restrictions under the Securities Act being delivered pursuant to the Indenture and

         (3) such time as, in the opinion of counsel, all of the Registrable Securities held by non-affiliates of the Company are eligible for resale pursuant to Rule 144(k) under the Securities Act and the legends described have been removed from such Registrable Securities.

         In the event that, during the period that the Company is required to maintain the effectiveness of the Shelf Registration Statement, the Shelf Registration Statement ceases to be effective (or the holders are otherwise prevented or restricted by the Company from effecting sales pursuant thereto) for more than 60 days, whether or not consecutive, during any 12-month period (an "Effectiveness Failure"), then the interest rate borne by the Notes will increase by an additional one- half of one percent (0.50%) per annum from the 61st day of the applicable 12-month period such Shelf Registration Statement ceases to be effective (or the holders are otherwise prevented or restricted by the Company from effecting sales pursuant thereto) until such time as the Effectiveness Failure is cured. For the purpose of determining an Effectiveness Failure, days on which the Company has been obligated to pay additional interest in accordance with the foregoing in respect of a prior Effectiveness Failure within the applicable 12-month period will not be included. The Registration Rights Agreement provides that the additional interest described in this paragraph with respect to a Registration Default will be the exclusive monetary remedy available to holders of Notes for such Registration Default (as defined in the Indenture).



TRANSFER AND EXCHANGE

         Upon written request, you may exchange any Note at any time into an equal aggregate principal amount of Notes of different authorized denominations.

         You may present Notes for transfer (with the form of transfer endorsed thereon duly executed) or exchange, at the office of any transfer agent (the "Security Registrar"), without service charge. In the case of a transfer, you must pay any taxes and other governmental charges. The transfer agent or the Security Registrar will effect any registration of transfer or exchange once it is satisfied with the documents of title and identity of the person making the request. Notes may be transferred in whole or in part in authorized denominations.

         The Company has initially appointed the Trustee as Security Registrar and transfer agent. The Trustee acts through its Corporate Trust Office in the Borough of Manhattan, The City of New York. The Company reserves the right to vary or terminate the appointment of the Security Registrar or of any transfer agent or to appoint additional or other transfer agents or to approve any change in the office through which any Security Registrar or any transfer agent acts. However, the Company must maintain a Security Registrar and a transfer agent in the Borough of Manhattan, The City of New York.


         In the event the Company redeems any Notes for any of the reasons set forth under "--Redemption," the Company will not be required (1) to register the transfer or exchange of the Notes for a period of 15 days immediately preceding the date the Company gives notice identifying the Notes called for such redemption or (2) to register the transfer or exchange of any Note, or portion thereof, called for redemption.


PURCHASE AND CANCELLATION

         The Company or any subsidiary may at any time and from time to time purchase Notes at any price in the open market or otherwise.


         All Securities surrendered for payment, redemption, repurchase, registration of transfer or exchange or conversion shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. The Trustee shall cancel promptly all Securities so delivered to the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities canceled as provided in the Indenture.


TITLE

         With respect to any Note, the Company, the Trustee, the Paying Agent and any other agent of the Company or the Trustee may treat the Person in whose name such Note is registered as the owner thereof.

NOTICES


         Notices to you will be mailed to your address as it appears in the Security Register. Such notices will be deemed to have been given when mailed.



         Notice of a redemption of Notes will be given at least once not less than 30 nor more than 60 days prior to the redemption date. Such notice will specify the redemption date.


REPLACEMENT OF NOTES


         Notes that become mutilated, destroyed, stolen or lost will be replaced by the Company at your expense upon delivery to the Trustee of the mutilated Notes or evidence of their loss, theft or destruction. In the case of a lost, stolen or destroyed Note, you must cover the expense of an indemnity satisfactory to the Trustee and the Company before a replacement Note will be issued.


PAYMENT OF STAMP AND OTHER TAXES


         The Company shall pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof with respect to the issuance, transfer, exchange or conversion of the Notes. The Company will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision.


GOVERNING LAW

         The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York, United States of America.

THE TRUSTEE


         In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

                             TAXATION

     The following is a summary of certain French and United States tax considerations relating to the purchase, ownership and disposition of the Notes, of ADSs which may be delivered upon your conversion of the Notes, and of the underlying Alcatel Shares. This summary does not purport to be a complete analysis of all the potential tax considerations relating to the Notes, the ADSs or the Alcatel Shares. This summary discusses the tax considerations applicable to persons who purchase the Notes from the Selling Securityholders. It does not discuss the tax considerations applicable to subsequent purchasers of the Notes. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as individual retirement or other tax-deferred accounts, banks, tax-exempt organizations, insurance companies, dealers in securities or currencies. It does not address tax considerations applicable to persons that will hold Notes as a part of a hedge, straddle, or "synthetic security" or other integrated investment (including a "conversion transaction") or situations in which the functional currency of the holder is not the U.S. dollar. This summary is based on current United States and French tax laws and regulations, and the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the "Treaty") entered into force on December 30, 1995. All of these laws and agreements are subject to change, possibly with retroactive effect, or to different interpretations. This summary does not consider the effect of any applicable state, local or other tax laws.

     For purposes of the Treaty and the United States Internal Revenue Code of 1986 (the "Code") as amended, U.S. Holders of ADRs (as defined below) will be treated as the owners of ADSs evidenced by such ADRs and as owners of the Alcatel Shares represented by such ADSs.

     Persons considering the purchase of Notes should consult their own tax advisors with respect to the application of the French tax laws and United States federal income and estate tax laws to their particular situations. In addition, such persons should consult their tax advisors with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

     As used in this Prospectus, the term "U.S. person" means any person that is, for United States federal income tax purposes:

     (1) an individual who is a citizen or resident of the United States;

     (2) a corporation, or one of certain other entities created or organized under the laws of the United States or political subdivision thereof;

     (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     (4) a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

         A "Non-U.S. person" is any person that is not a U.S. person. For purposes of the following discussion, a "U.S. Holder" is a U.S. person who is a beneficial owner of Notes, ADSs or Alcatel Shares. A "Non-U.S. Holder" is a Non-U.S. person that is a beneficial owner of Notes, ADSs or Alcatel Shares.

TAXATION OF U.S. HOLDERS

NOTES

     Payments of Interest

     U.S. Holders generally must include interest received on their Notes in their income as U.S.-source ordinary income at the time such holders receive or accrue such interest, in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes.

     No withholding of French tax will be required with respect to any payment made by Alcatel under the Guaranty to a U.S. Holder. See "French Taxation -- Taxation of Payments Made Under the Guarantee."

     Market Discount, Acquisition Premium

     If a U.S. Holder acquires a Note for an amount that is less than its original issue price, the amount of the difference will be treated as "market discount," unless such difference is less than a specified de minimis amount. For these purposes the original issue price equals the first price to the public (excluding bond houses, brokers and similar persons or organization acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Notes was sold for money. Under the market discount rules of the Code, a U.S. Holder must treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition (including a gift) of, a Note as ordinary income to the extent of any accrued market discount that has not previously been included in income. Market discount generally accrues on a straight-line basis over the remaining term of the Note, unless the U.S. Holder elects to accrue market discount on a constant interest method. A U.S. Holder is not allowed to deduct immediately all or a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry such Note.

     A U.S. Holder may elect to include market discount in income currently as it accrues (either on a straight-line basis or, if the U.S. Holder so elects, on a constant-yield basis). In that case the interest deferral rule set forth in the preceding paragraph will not apply. Such an election will apply to all debt instruments that a U.S. Holder acquires on or after the first day of the first taxable year to which such election applies. The U.S. Holder may revoke such election only with the consent of the Internal Revenue Service (the "IRS").

     If a U.S. Holder purchases a Note for an amount in excess of the sum of all amounts payable on the Note after the purchase date, the U.S. Holder may elect to treat such excess as amortizable bond premium. In that case the amount of interest required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortizable bond premium allocable (based on the Note's yield to maturity) to such year. Any election to amortize bond premium applies to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies. The U.S. Holder may revoke such election only with the consent of the IRS. A U.S. Holder that does not elect to amortize bond premium generally will be entitled to treat the premium as a capital loss when the Note matures.

     Adjustments to Conversion Rate

     If at any time (1) Alcatel makes a distribution of cash or other property to its shareholders or purchases Alcatel Shares or ADSs and such distribution or purchase would be taxable to such shareholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of Alcatel, but generally not stock dividends or rights to subscribe for Alcatel Shares or ADSs) and, pursuant to the antidilution provisions of the Indenture, the conversion rate of the Notes is increased, or (2) the Company or Alcatel decides to increase at its discretion the conversion rate of the Notes, such increase in conversion rate may be deemed to be the payment of a taxable dividend to holders of Notes. U.S. Holders of Notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

     Sale, Exchange or Redemption of Notes or Conversion of Notes for ADSs

     Upon the sale, exchange, redemption or other disposition of a Note, including the conversion of a Note in exchange for ADSs, a U.S. Holder generally will recognize gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption and (2) such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such holder. Such gain or loss will be capital gain or loss except to the extent such amount is attributable to accrued interest income not previously included in income, which is taxable as ordinary income. See "-- Market Discount, Acquisition Premium." In the case of a U.S. Holder who is an individual, capital gains are generally subject to taxation at preferential rates if certain prescribed minimum holding periods are met.

ADSs AND ALCATEL SHARES

     The following generally summarizes the material French and United States federal income tax consequences to U.S. Holders of ADSs or Alcatel Shares having all of the following characteristics:

     (1) they own, directly and indirectly, less than 10 percent of the capital of the Company;

     (2) they are entitled to Treaty benefits;

     (3) they hold the Alcatel Shares or ADSs as capital assets; and

     (4) their functional currency is the U.S. dollar.

     See also "French Taxation."

     Withholding-Avoir Fiscal

     Dividends will be paid out of after-tax income. Under French domestic law, dividends paid to non-residents are normally subject to a 25 percent French withholding tax. Also, non-residents generally are not eligible for the benefit of the avoir fiscal, which is a tax credit to which French tax residents are usually entitled. The avoir fiscal generally equals 45% of the dividend paid, unless it is being used by an individual, in which case it is equal to 50% of the dividend paid.

     However, under the Treaty, a U.S. Holder whose ownership of the ADSs or Alcatel Shares is not effectively connected with a permanent establishment or a fixed base in France can claim the benefit of a withholding tax at the reduced rate of 15 percent. An Eligible U.S. Holder (as defined below) would also be entitled to a payment equal to the avoir fiscal, i.e. of 45% or 50% of the dividend paid (depending on whether the user of such avoir fiscal is an individual or not) less a 15 percent withholding tax. As noted below, an Eligible U.S. Holder will not receive payment of the avoir fiscal until after the close of the calendar year in which the dividend was paid. Also, such payment will be made by the French tax authorities upon receipt of a claim made by the Eligible U.S. Holder for such payment.

     An Eligible U.S. Holder is a U.S. Holder whose ownership of ADSs or Alcatel Shares is not effectively connected with a permanent establishment or fixed base in France and who is:

     (1) an individual or other non-corporate holder that is a resident of the United States as defined pursuant to the provisions of the Treaty,

     (2) a United States corporation, other than a regulated investment company,

     (3) a United States corporation which is a regulated investment company only if less than 20 per cent. of its shares are beneficially owned by persons who are neither citizens nor residents of the United States, or

     (4) a partnership or trust that is treated as a resident of the United States as defined pursuant to the provisions of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (1) or (2) above.

     In general, under the Treaty, an Eligible U.S. Holder may receive a payment of the avoir fiscal only if such holder (or its partners, beneficiaries or grantors, if the holder is a partnership or trust) attests that it is subject to United States federal income taxes on the payment of the avoir fiscal and the related dividend. However, certain tax-exempt "US Pension Funds", as defined below, and certain other tax-exempt entities (including certain governmental institutions, not-for-profit organisations and individuals with respect to dividends beneficially owned by such individuals and derived from an investment retirement account) ("Other Tax-Exempt Entities") that own, directly or indirectly, less than 10 percent of the capital of the Company, and that satisfy certain filing formalities specified in regulations issued by the French tax authorities (1) are entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross avoir fiscal (the "partial avoir fiscal") and (2) are eligible for the reduced withholding tax rate of 15 percent. on dividends. A "US Pension Fund" includes the exempt pension funds subject to the provisions of
Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contracts) or Section 457 (deferred compensation plans) of the Code, established and managed in order to pay retirement benefits.

     In order to benefit from the reduced rate of withholding tax and the payment of the avoir fiscal an Eligible US Holder must complete and file with the French tax authorities before the date of payment of the dividend:

     (1) French Treasury Form RF 1 A EU-NO. 5052 (the "Form") together with, if such Eligible US Holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of the ADSs or Alcatel Shares, including but not limited to dividend rights; or

     (2) if completion of the Form is not possible prior to the payment of dividends, such holder duly completes and provides the French tax authorities with a simplified certificate (the "Certificate") stating that:

          (a) such holder is a U.S. resident under the Treaty;

          (b) such holder's ownership of the ADSs or Alcatel Shares is not effectively connected with a permanent establishment or fixed base in France;

          (c) such holder owns all the rights attached to the full ownership of the ADSs or Alcatel Shares, including but not limited to dividend rights; and

          (d) such holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal.

     Dividends paid to a U.S. Holder that is not entitled to the avoir fiscal (i.e., not an Eligible U.S. Holder) or to an Eligible U.S. Holder that has not filed a completed Form or Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25 percent. Such holder may claim a refund of the excess withholding tax and an Eligible U.S. Holder may claim the avoir fiscal by completing and providing the French tax authorities with the Form before December 31 of the year following the end of the calendar year in which the dividend is paid. US Pension Funds and Other Tax-Exempt Entities may have to supply additional documentation to evidence their entitlement to the benefit of the reduced rate of withholding tax and of the partial avoir fiscal.

     Eligible U.S. Holders, U.S. Pension Funds and Other Tax-Exempt Entities must file the Form or certificate, when applicable, the affidavit in order to receive payment of the avoir fiscal or partial avoir fiscal (whichever is applicable. The avoir fiscal or partial avoir fiscal is generally paid within 12 months of filing the form, but not before January 15 following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally paid within the same delay.

     The Form or the Certificate, together with their respective instructions, will be provided by the Depositary to all holders of ADRs registered with the Depositary and are also available from the United States Internal Revenue Service. The Depositary will arrange for the filing with the French tax authorities of all Forms or Certificates that are returned to it in sufficient time. (See "Description of Depositary Arrangements -- Dividends, Other Distributions and Rights".)

     For United States federal income tax purposes, U.S. Holders must include the gross amount of a dividend and the amount of the avoir fiscal received, without deduction for any French withholding tax, in their gross income as dividend income on the date each such payment is received. No dividends received deduction will be allowed. Such dividends will generally constitute foreign source "passive" or (in the case of certain holders) "financial services" income for foreign tax credit purposes. The amount of any dividend paid in French francs, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the French francs on the date such dividend is included in income, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will generally be required to recognise United States source ordinary income or loss upon the subsequent sale or disposition of French francs. Moreover, a U.S. Holder may be required to recognise foreign currency gain or loss, which will generally be United States source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15 per cent.

     French withholding tax imposed at the Treaty rate of 15 per cent on dividends paid by the Company and on any related payment of the avoir fiscal is treated as payment of a foreign income tax. Subject to certain conditions and limitations, such tax may be taken as a credit against such US Holder's United States federal income tax liability. Alternatively, a U.S. Holder may claim the foreign taxes as an itemised deduction for the taxable year within which they are paid or accrued. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits.

     If Alcatel Shares are sold on the monthly settlement market of the Paris Bourse during the month of and prior to a dividend payment date, the seller of the Alcatel Shares rather than the purchaser will generally be entitled to the avoir fiscal with respect to dividends paid on such Alcatel Shares on such date.

     Precompte

     Dividends distributed by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution and which give rise to the avoir fiscal are subject to a precompte. The distributing company pays the precompte to the French tax authorities. The precompte is generally equal to one-half of the net dividend distributed before withholding tax. However, the precompte may be reduced to 45% in respect of dividends paid to holders that are entitled to use the avoir fiscal at the rate of 45% rather than the rate of 50%. However, the company must certify to have distributed such dividends to such beneficiaries.

     A U.S. Holder not entitled to the full avoir fiscal may generally obtain a refund from the French tax authorities of any precompte paid by the Company with respect to the dividends distributed. Pursuant to the Treaty, the amount of the precompte refunded to United States residents is reduced by the 15 per cent withholding tax applicable to dividends and the partial avoir fiscal, if any. A U.S. Holder is only entitled to a refund of precompte actually paid in cash by the Company and is not entitled to a refund of the precompte paid by the Company by off-setting French and/or foreign tax credits.

     A U.S. Holder entitled to the refund of the precompte must apply for such refund by filing a French Treasury form (RF 1 B EU-NO. 5053) before the end of the calendar year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or at the Centre des impots des non residents (9 rue d'Uzes, 75094 Paris Cedex 2, France).

     For United States federal income tax purposes, a U.S. Holder must include the amount of the precompte received in its gross income as dividend income in the year such payment is received.

     Sale or Other Disposition of ADSs or Alcatel Shares

     A U.S. Holder who is a resident of the United States (as defined pursuant to the Treaty) will not be subject to French tax on any capital gain from the sale or exchange of ADSs or Alcatel Shares unless these ADSs or Alcatel Shares form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules apply to individuals who are residents of more than one country.

     A transfer of Alcatel Shares evidenced by a written agreement may be subject to French registration duty. See "French Taxation -- Taxation of Sale or Other Disposition of Alcatel Shares."

     In general, for United States federal income tax purposes, a U.S. Holder will recognize capital gain or loss on the sale or exchange of ADSs or Alcatel Shares in the same manner as on the sale or exchange of any other shares held as capital assets. Such gain, if any, will generally be United States source gain. U.S. Holders should consult their tax advisors regarding the source of any loss recognized upon the sale or other disposition of Shares. In the case of a U.S. Holder who is an individual, capital gains will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

     French Estate and Gift Taxes

     Pursuant to The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts, a transfer of ADSs or Alcatel Shares by gift or by reason of the death of a US Holder will not be subject to French gift or inheritance tax, unless (1) the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or (2) the ADSs or Alcatel Shares were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.


     French Wealth tax

     The French wealth tax does not generally apply to the ADSs or Alcatel Shares owned by a U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty.

TAXATION OF NON-U.S. HOLDERS


NOTES

     Payments of Interest


     Payments of principal and interest on a Note to a Non-U.S. Holder will not be subject to United States federal withholding tax provided that:

     (1) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote;

     (2) the holder is not a controlled foreign corporation that is related directly or indirectly to the Company through stock ownership;

     (3) the holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

     (4) either:

         (a) the beneficial owner of the Note, under penalties of perjury, provides the Company or its agent with its name and address and certifies that it is not a U.S. person; or

         (b) a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") certifies to the Company or its agent, under penalties of perjury, that it or another financial institution has received such a statement from the beneficial owner by and furnishes to the Company or its agent a copy thereof (the "Portfolio Interest Exemption").


     The gross amount of payments of interest to a Non-U.S. Holder that does not qualify for the Portfolio Interest Exemption and that is not effectively connected with a United States trade or business will be subject to United States federal income tax at the rate of 30%, unless a United States income tax treaty applies to reduce or eliminate withholding.


     A Non-U.S. Holder that is engaged in a trade or business in the United States will generally be subject to tax in the same manner as a U.S. person to the extent that such income is effectively connected with the conduct of such trade or business. Such effectively connected income received by a Non-U.S. Holder which is a corporation may in certain circumstances be subject to an additional "branch profits tax" at a 30% rate or, if applicable, a lower treaty rate.


     To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with a U.S. trade or business, the Non-U.S. Holder must provide a properly executed Form 1001 or 4224, as applicable, prior to the payment of interest. The Non-U.S. Holder must periodically update these forms. Finalized Treasury Regulations applicable to payments made after December 31, 1999, require Non-U.S. Holders or, under certain circumstances, a "qualified intermediary" to file a "withholding certificate" with the Company's withholding agent to obtain the benefit of an applicable tax treaty providing for a lower rate of withholding tax. Such certificate must contain, among other information, the name and address of the Non-U.S. Holder.


     Sale, Exchange or Redemption of Notes or Conversion of Notes for ADSs


     Subject to the discussion below on U.S. backup withholding, upon the sale, exchange, redemption or other disposition of a Note, including the conversion of a Note in exchange for ADSs, a non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax unless (1) the holder is an individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met, or (2) the gain is effectively connected with the conduct of a trade or business of such holder in the United States.


     United States Estate Tax


     A Note held by an individual who is not a citizen or resident of the United States at the time of death will not be includable in the decedent's gross estate for United States estate tax purposes subject to the following, (1) such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of stock of the Company entitled to vote, and (2) at the time of death, payments with respect to such Note would not have been effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States.








ADSs AND ALCATEL SHARES

     See "French Taxation" for a summary of French tax consequences to a Non-U.S. Holder of holding Alcatel Shares or ADSs.

     Subject to the discussion below entitled "United States Information Reporting and Backup Withholding," upon receipt of dividends paid on Alcatel Shares or ADSs or upon the sale, exchange or other disposition of Alcatel Shares or ADSs, a Non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax unless (1) such holder is an individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met, or (2) the dividend or gain is effectively connected with the conduct of a trade or business of such holder in the United States.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING


     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note, payments of dividends on an ADS or Alcatel Share, and payments of the proceeds of the sale of a Note, ADS or Alcatel Share to certain non-corporate U.S. Holders. A 31% backup withholding tax may apply to such payment if the U.S. Holder:

     (1) fails to furnish or certify his correct taxpayer identification number ("TIN") to the payor in the manner required,

     (2) is notified by the IRS that he has failed to report payments of interest or dividends properly or

     (3) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest or dividend payments.


     Information reporting requirements may apply to payments of interest or dividends to Non-U.S. Holders where such interest or dividends are subject to withholding or are exempt from United States withholding tax or eligible for a reduced rate pursuant to a tax treaty, or where such interest is exempt from United States tax under the Portfolio Interest Exemption. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

     Treasury Regulations provide that backup withholding and information reporting will not apply to a Non-U.S. Holder if the Non-U.S. Holder certifies as to its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption (provided that neither the Company nor its paying agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied).

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

     Finalized Treasury Regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 1999. Holders of Notes should consult their tax advisors regarding the application of the information reporting and backup withholding rules, including such Treasury Regulations.

FRENCH TAXATION

         The following discussion is a general summary of the material French tax consequences of payments made under the Guarantee and of the ownership and disposition of Alcatel Shares by a holder that is not a resident of France and does not hold the Alcatel Shares in connection with a business conducted in France. This summary is based on current laws, and is subject to any change.

         This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or list of all potential tax effects of the purchase or ownership of the Alcatel Shares.

         POTENTIAL PURCHASERS OF ALCATEL SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE CONSEQUENCES OF OWNERSHIP AND DISPOSAL OF ALCATEL SHARES.

Taxation of Payments Made Under the Guarantee

         Under current French law, no withholding of French tax will be required with respect to any payments made by Alcatel under the Guarantee to a holder of Notes that is not a resident of France for French tax purposes.

Taxation on Sale or Other Disposition of Alcatel Shares

         Subject to more favorable provisions of any applicable tax treaty, persons who are not residents of France for the purpose of French taxation and who have held a maximum of 25 percent, directly or indirectly, of the dividend rights (benefices sociaux) of Alcatel at any time during the preceding five years, are not generally subject to any French income tax or capital gains tax on any sale or other disposition of Alcatel Shares.


         If a transfer of Alcatel Shares is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and to a one percent registration duty assessed on the higher of the purchase price and the market value of the Alcatel Shares (subject to a maximum assessment of FF 20,000 per transfer). Generally, no duty is due if the transfer is not evidenced by a written agreement or if such written agreement is executed outside France. In addition, non-French residents are not required to pay a stock exchange stamp tax on the sale of their Alcatel Shares.


Taxation of Dividends

         Dividends will be paid out of after-tax income. Under French domestic law, dividends paid to non-residents are normally subject to a 25 percent French withholding tax. Also, non-residents generally are not eligible for the benefit of the avoir fiscal, which is a tax credit to which French tax residents are usually entitled. The avoir fiscal generally equals 45% of the dividend paid, unless it is being used by an individual, in which case it is equal to 50% of the dividend paid. Holders that are entitled to benefit under an applicable tax treaty, and that comply with the procedures for claiming such benefits, may be subject to a reduced rate of withholding tax, and may be entitled to receive a refund of the avoir fiscal, as described below.


         France has entered into treaties with the following jurisdictions under which qualifying residents are entitled to obtain from the French tax authorities a reduction (generally to a rate of 15 percent) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax). German tax residents are entitled to a tax credit in an amount equal to the amount of the applicable avoir fiscal and the amount of the applicable withholding tax.

         Countries and Territories

Australia     Canada   Israel       Malta        Pakistan      Togo
Austria       Finland  Italy        Mauritius    Senegal       Turkey
Belgium       Gabon    Ivory Coast  Mexico       Singapore     United Kingdom
Bolivia       Germany  Japan        Netherlands  South Korea   United States of
Brazil        Ghana    Luxembourg   New Zealand  Spain         America
Burkina Faso  Iceland  Malaysia     Niger        Sweden        Venezuela
Cameroun      India    Mali         Norway       Switzerland

         Territoires d'Outre-Mer and Other

Mayotte
New Caledonia
Saint-Pierre et Miquelon


         Treaties with some of the countries and territories listed above provide special rules as to the circumstances in which corporate holders will be entitled to the avoir fiscal. Such treaties limit the rights to such a refund strictly to individual residents (as opposed to corporate entities).


         Except for the United States of America, none of the countries and territories listed above has treaties with France with provisions applicable to ADSs (as opposed to Shares) with respect to claiming benefits thereunder. Accordingly, the discussion of treaty benefits in this sub-section does not relate to holders of ADSs.

         Dividends paid to non-residents of France qualifying for the avoir fiscal in accordance with a tax treaty (other than German residents) will be subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty (subject to certain filing formalities) rather than to the French withholding tax at the rate of 25 percent to be later reduced to the treaty rate. However such persons must establish their entitlement to the reduced rate of withholding tax before the date of payment.


         If a seller sells its Alcatel Shares in a trade executed on the monthly settlement market during the month of a dividend payment date, the seller rather than the purchaser will generally be entitled to the avoir fiscal with respect to dividends paid on those Alcatel Shares.



         Dividends distributed by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a precompte. The distributing company pays the precompte to the French tax authorities. The precompte is generally equal to one-half of the net dividend distributed before withholding tax. However, the precompte may be reduced to 45% in respect of dividends distributed as of January 1, 1999 to holders that are entitled to use the avoir fiscal at the rate of 45% rather than the rate of 50%. However the Company must attest to have distributed such dividends to such beneficiaries. When a tax treaty in force (1) does not provide for a refund of the avoir fiscal to a non-resident investor or (2) when the non-resident investor is not entitled to such refund but is otherwise entitled to the benefits of a tax treaty, such investor generally may obtain from the French tax authorities a refund of such precompte actually paid in cash by Alcatel, if any (net of applicable withholding tax).

French Estate and Gift Tax

         France imposes estate and gift tax on securities of a French company acquired by inheritance or gift from a non-resident of France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may, under certain conditions, be exempted from such tax or obtain a tax credit. Prospective investors in Alcatel Shares should consult their own advisors concerning the applicability of French estate and gift tax to their shareholding in Alcatel and the availability of, and the conditions for claiming exemption under, any applicable treaty.

French Wealth Tax

         The French wealth tax (impot de solidarite sur la fortune) does not apply to non-French resident individual investors owning directly or indirectly less than 10 percent of the share capital of Alcatel.

                  DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT


          The following summary of certain provisions of the Registration Rights Agreement does not contain all of the information which may be important to you. A copy of the Registration Rights Agreement was filed in the Company's Current Report on Form 8-K on August 26, 1997, and is incorporated by reference herein.


SHELF REGISTRATION STATEMENT


         The Registration Rights Agreement required the Company to file a Shelf Registration Statement, of which this Prospectus is a part, with the Commission within 90 days of August 12, 1997. Such filing was to be for the benefit of the holders of the Notes and the Common Stock issuable upon conversion of the Notes, or, in the event the Notes become convertible into securities other than Common Stock, of such other securities (collectively, the "Registrable Securities"). The Registration Rights Agreement also requires the Company to use its reasonable best efforts to have the Shelf Registration Statement declared effective within 90 days after such filing. The Company is obligated to keep the Shelf Registration Statement effective until the earliest of:

         (1) the expiration of two years from the time the Shelf Registration Statement is declared effective;

         (2) such time as all Registrable Securities have been sold pursuant to the Shelf Registration Statement, transferred pursuant to Rule 144 under the Securities Act or otherwise transferred in a manner that results in a new security not subject to transfer restrictions under the Securities Act being delivered pursuant to the Indenture; and

         (3) such time as, in the opinion of counsel, all of the Registrable Securities held by non-affiliates of the Company are eligible for resale pursuant to Rule 144(k) under the Securities Act and the legends described under "Notice to Investors" have been removed from such Registrable Securities.


ADDITIONAL INTEREST

         If the Company fails to comply with certain of its obligations under the Registration Rights Agreement, additional interest is payable on the Notes as described under "Description of Notes--Registration Rights."

UNDERWRITTEN OFFERING

         The Registration Rights Agreement provides that holders of 33 1/3% of the Registrable Securities may elect to have one underwritten offering. The managing underwriter(s) for any such offering must be selected by holders of 50% of the Registrable Securities to be included in the underwritten offering and must be reasonably acceptable to the Company. The Company has the right to defer any underwritten offering for up to 120 days for a valid business reason.

FEES AND EXPENSES

         In the Registration Rights Agreement, the Company agreed to pay all fees and expenses incident to the filing of the Shelf Registration Statement and maintaining its effectiveness for resales of Registrable Securities. In addition, the Company agreed to pay up to a maximum of $85,000 for the fees and disbursements of a single counsel selected by holders of not less than 25% of the Registrable Securities to represent them in connection with the Shelf Registration Statement. Except as provided in the preceding sentence, the holders of Registrable Securities included in the Shelf Registration Statement are responsible (on a pro rata basis based on the principal amount of Registrable Securities included therein) for the fees and disbursements of such counsel.

         In the case of an underwritten offering, the Company will pay up to a maximum of $200,000 for the fees and expenses in connection therewith (the fees and disbursements of one counsel for the holders participating in such offering being included in such fees and expenses). The holders participating in such offering will be responsible (on a pro rata basis based on the principal amount of Registrable Securities included in such offering) for all fees and expenses of such underwritten offering in excess of $200,000, including any fees and expenses of counsel to the holders, counsel to the Company and the Company's independent public accountants that may constitute part of such excess amount.

         In no event will the Company be responsible for underwriting discounts or commissions in connection with such underwritten offering.

INDEMNIFICATION

         In the Registration Rights Agreement, the Company agreed to indemnify the holders of Registrable Securities against certain liabilities, including liabilities under the Securities Act, and each holder of Registrable Securities included in the Shelf Registration Statement is obligated to indemnify the Company and any other holder against any liability with respect to any information furnished by such holder in writing to the Company expressly for use in the Shelf Registration Statement.

                            SELLING SECURITYHOLDERS


         The Notes were originally issued by the Company to Goldman, Sachs & Co. and NationsBanc Capital Markets, Inc. (the "Initial Purchasers") on August 12, 1997. Such issuance was made pursuant to an exemption from the registration requirements provided by Section 4(2) of the Securities Act. The Initial Purchasers simultaneously sold the Notes in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A of the Securities Act or Regulation S of the Securities Act. An aggregate of $400,000,000 principal amount of Notes was issued and was outstanding as of April 9, 1999.



         This Prospectus relates to the offer and sale by each Selling Securityholder of the following securities (the "Resale Securities"): (1) the Notes that are set forth in the table below with respect to such Selling Securityholder (as such table may be amended from time to time by means of a supplement or amendment hereto), together with the related Guarantee, and (2) all ADSs that may be acquired by any Selling Securityholder upon conversion of any Note to which this Prospectus relates as described in the preceding clause.

         The "Selling Securityholders" include: (1) each person and entity that is identified as a Selling Securityholder in the table below (which may be supplemented or amended from time to time) and (2) any transferee, donee, pledgee or other successor of any such person or entity that acquires any of the Resale Securities in a transaction exempt from the registration requirements of the Securities Act and that is identified in a supplement or amendment to this Prospectus.

         Based upon information provided to the Company by each Selling Securityholder, the table below indicates with respect to each Selling
Securityholder: (1) the aggregate principal amount of Notes beneficially owned by such Selling Securityholder and (2) the aggregate number of ADSs deliverable upon conversion of such Notes (rounded down to the nearest whole number) based upon the current per ADS conversion price. The table below also indicates by footnote reference any material relationship that a Selling Securityholder has had with the Company or Alcatel during the preceding three years. This Prospectus covers all Securities shown in the table below, and the Company may from time to time supplement or amend this Prospectus to reflect the required information concerning any additional Selling Securityholders.

                                                                                                           NUMBER OF ADSs
                                                                                 PRINCIPAL AMOUNT          ISSUABLE UPON
                                  SELLING SECURITYHOLDER(1)                       OF NOTES OWNED       CONVERSION OF NOTES(2)
                ------------------------------------------------------------   ---------------------   ----------------------
                Fidelity Securities Fund: Fidelity Growth & Income Portfolio              20,000,000            327,804
                Natwest Securities Limited                                                12,792,000            209,664
                Argent Classic Convertible Arbitrage Fund (Bermuda) L.P.                   9,700,000            158,985
                Investcorp SAM Limited                                                     9,500,000            155,707
                J.P. Morgan & Co. Incorporated                                             8,600,000            140,956
                SMM Company B.V.                                                           6,100,000             99,980
                CFW-C, L.P.                                                                6,000,000             98,341
                BancAmerica Robertson Stephens                                             5,230,000             85,721
                Capital Markets Transactions Inc.                                          5,000,000             81,951
                Gryphon Domestic III, LLC                                                  5,000,000             81,951
                Oregon - Equity Fund                                                       5,000,000             81,951
                Silverton International Fund Limited                                       4,000,000             65,561
                Travelers Indemnity Company                                                2,686,000             44,024
                Smith Barney Inc.                                                          2,545,000             41,713
                Allstate Insurance Company                                                 2,500,000             40,976
                The Travelers Insurance Company                                            2,014,000             33,010
                South Dakota Retirement System                                             2,000,000             32,780
                HSBC Securities, Inc.                                                      1,500,000             24,585
                Rhapsody Fund, LP                                                          1,500,000             24,585
                PRIM Board                                                                 1,125,000             18,439
                Arpeggio Fund, LP                                                          1,000,000             16,390
                CIBC Oppenheimer Corp.                                                     1,000,000             16,390
                Lazard Freres and Co., L.L.C.                                              1,000,000             16,390
                Salomon Brothers Equity Arbitrage Finance Limited I                        1,000,000             16,390
                Stark International                                                        1,000,000             16,390
                Goldman, Sachs & Co., Bank Zurich                                            900,000             14,751
                Salomon Brothers Diversified Arbitrage Strategies Finance Ltd                875,000             14,341
                MIMLIC Asset Management Co.                                                  865,000             14,178
                The Minnesota Mutual Life Insurance Company                                  865,000             14,178
                Halliburton Company Employee Benefit                                         820,000             13,440
                Franklin Universal Trust                                                     750,000             12,293
                Castle Convertible Fund, Inc.                                                500,000              8,195
                Franklin Investors Securities Trust                                          500,000              8,195
                Franklin Multi-Income Trust                                                  500,000              8,195
                Franklin Strategic Income Fund                                               500,000              8,195
                Swiss Bank Corporation - London Branch                                       500,000              8,195
                Argent Classic Convertible Arbitrage Fund L.P.                               300,000              4,917
                Fairfax County Police Pension and Retirement Fund                            295,000              4,835
                Fairfax County URS Convertible Bonds                                         295,000              4,835
                Lehman Brothers Inc.                                                         235,000              3,852
                Travelers Life Insurance Company, Separate Account TLAC                      202,000              3,311
                Robert Kirk                                                                  200,000              3,278
                Kapiolani Medical                                                            190,000              3,114
                Woodson W. Fishback Trust                                                    170,000              2,786
                The Travelers Life & Annuity Company                                         167,000              2,737
                Mildred Fishback Revocable Trust                                             130,000              2,131
                ALCAN Corp. Master Retirement Trust                                          125,000              2,049
                Hawaii Airlines Pilots Retirement Plan                                       125,000              2,049
                Benjamin Moore & Co. Retirement Income                                       100,000              1,639
                IBEW Local 292 Pension Fund                                                  100,000              1,639
                Travelers Series Trust Convertible Bond Portfolio                             98,000              1,606
                Hawaii Airlines - IAM                                                         85,000              1,393
                Nestle USA                                                                    45,000                738
                AICPA Long Term Investment Fund                                               20,000                328
                Halliburton Foundation, Inc.                                                  20,000                328
                Hawaii Airlines Salaried Emply.                                               20,000                328
                AICPA Revised Staff Pension Plan                                              15,000                246
                Holton Arms School Pooled Investment Fund                                     15,000                246
                Inland Foundation, Inc.                                                       10,000                164



________________


(1) Each Selling Securityholder is the beneficial owner of the indicated Notes. In certain cases, the indicated Notes may be held of record by a nominee or custodian for the account of the Selling Securityholder.

(2) The per ADS conversion price and, therefore, the number of ADSs that may be deliverable upon conversion of the Notes is subject to adjustment as described under "Description of Notes--Conversion Rights."

                              PLAN OF DISTRIBUTION

         The Notes were issued in connection with a private placement. The Resale Securities, of which the Notes constitute a part, may be sold from time to time by the Selling Securityholders. The Selling Securityholders may from time to time sell all or a portion of the Resale Securities in transactions in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Resale Securities may be sold directly or through broker-dealers. If the Resale Securities are sold through broker-dealers, the Selling Securityholders may pay brokerage commissions and charges. The methods by which the Resale Securities may be sold include:

     (1) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     (2) by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus;

     (3) exchange distributions and/or secondary distributions;

     (4) ordinary brokerage transactions and transactions in which the broker solicits purchasers and

     (5) privately negotiated transactions.


         Pursuant to the provisions of the Registration Rights Agreement entered into by the Company and the Initial Purchaser, the Company will pay the costs and expenses incident to its registration and qualification of the Resale Securities offered hereby, including registration and filing fees. In addition, the Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities arising under the Securities Act. See "Description of Notes--Registration Rights Agreement."

         The holders of the Resale Securities are qualified institutional buyers within the meaning of Rule 144A of the Securities Act or non-U.S. persons within the meaning of Regulation S under the Securities Act. Prior to any use of this Prospectus for the resale of the Resale Securities, this Prospectus will be amended or supplemented to set forth the name of the Selling Securityholder, the amount of the Notes and/or the number of Alcatel Shares or ADSs beneficially owned by such Selling Securityholder, and the amount of the Notes and/or the number of ADSs to be offered for resale by such Selling Securityholder. The supplemented or amended Prospectus will also disclose whether any Selling Securityholder selling in connection with such supplemented or amended Prospectus has held any position or office with, been employed by or otherwise had a material relationship with, the Company, Alcatel or any of their affiliates during the three years prior to the date of the supplemented or amended Prospectus.


         The Selling Securityholders and any broker-dealer participating in the distribution of the Resale Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit and any commissions paid or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of Notes and the Common Stock against certain liabilities, including liabilities under the Securities Act.


          We cannot be certain that the Selling Securityholders will sell any or all of the Resale Securities offered by them under this Prospectus. The resale of the Resale Securities will be freely transferable in the hands of persons other than affiliates of the Company or Alcatel.

         The Company and Alcatel will receive none of the proceeds from the resale of the Resale Securities.


                                 LEGAL MATTERS


         The validity of the issuance of the Notes offered under this Prospectus will be passed upon for the Selling Securityholders by Baker & McKenzie, Dallas, Texas. The validity under French law of the issuance of the Guarantee and the Alcatel Shares registered under this Prospectus will be passed upon for the Selling Securityholders by Pascal Durand-Barthez, general counsel of Alcatel. The validity of the Guarantee under U.S. law will be passed upon for the Selling Securityholders by Shearman & Sterling.

                                    EXPERTS

          The consolidated financial statements and schedule of the Company and its subsidiaries in the Company's Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. The consolidated financial statements of Alcatel and its subsidiaries in Alcatel's Annual Report (Form 20-F) for the year ended December 31, 1997, have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report therein incorporated herein by reference. Such consolidated financial statements are incorporated in this Prospectus by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                                     ALCATEL

          INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements for six month periods
     ended June 30, 1998 and 1997..........................................  F-2

Consolidated Balance Sheet at June 30, 1998
     and December 31, 1997.................................................  F-3

Consolidated Statements of Cash Flow for six month periods
     ended June 30, 1998 and 1997..........................................  F-5

Consolidated Statements of Changes in Shareholders' Equity
     for the year ended December 31, 1997 and
     the six month period ended June 30, 1998..............................  F-6

Notes to Consolidated Financial Statements.................................  F-7

                    UNAUDITED INTERIM CONSOLIDATED FINANCIAL
                             STATEMENTS FOR ALCATEL

CONSOLIDATED INCOME STATEMENTS



--------------------------------------------------------------------------------------------------------------------------

(in millions of French francs)                                                  SIX MONTH PERIOD ENDED JUNE 30,
                                                                            1998           1997               1997
                                                                                         RESTATED *       AS PUBLISHED
--------------------------------------------------------------------------------------------------------------------------

NET SALES                                                             FF   61,604      FF  60,073       FF   86,828
Cost of sales                                                             (44,714)        (44,394)          (65,917)
-----------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                               16,890          15,679            20,911
-----------------------------------------------------------------------------------------------------------------------
Administratives and selling expenses                                       (9,121)         (8,701)          (12,154)
R&D expenses                                                               (5,467)         (4,992)           (6,075)
-----------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                      2,302           1,986             2,682
-----------------------------------------------------------------------------------------------------------------------
Financial income (loss)                                                       292            (647)             (297)
Restructuring costs                                                           (55)           (259)             (759)
Amortization of goodwill                                                     (993)         (1,006)           (1,091)
Other revenue (expense)                                                    14,171           1,102             1,332
-----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES AND SHARE IN NET INCOME                                15,717           1,176             1,867
OF EQUITY AFFILIATES
-----------------------------------------------------------------------------------------------------------------------
Income tax                                                                 (1,141)           (301)             (578)
Share in net income of equity affiliates                                      656             745               366
Minority interests                                                            (27)           (131)             (166)
-----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                 15,205           1,489             1,489
-----------------------------------------------------------------------------------------------------------------------
Net income per share (in French francs): - basic                            95.68            9.52              9.52
                                         - diluted                          88.23            9.42              9.42
-----------------------------------------------------------------------------------------------------------------------

* In order to make comparisons easier, "Engineering and Systems" and "Energy and Transport" sectors have been accounted for under the equity method.

CONSOLIDATED BALANCE SHEET

------------------------------------------------------------------------------------------------
ASSETS                                                                06/30/98         12/31/97
(in millions of French francs)                                                            *
------------------------------------------------------------------------------------------------
Goodwill, net value                                                FF   27,562      FF   29,896
Other intangible assets                                                    880              820
INTANGIBLE ASSETS, NET VALUE                                            28,442           30,716
------------------------------------------------------------------------------------------------
Property, plant and equipment                                           62,567           77,901
Depreciation                                                           (40,714)         (49,360)
PROPERTY, PLANT AND EQUIPMENT, NET VALUE                                21,853           28,541
------------------------------------------------------------------------------------------------
Share in net assets of equity affiliates                                 6,569            4,718
Other investments and miscellaneous, net                                13,618           13,229
INVESTMENTS AND OTHER NON-CURRENT ASSETS                                20,187           17,947
------------------------------------------------------------------------------------------------
TOTAL NON CURRENT ASSETS                                                70,482           77,204
------------------------------------------------------------------------------------------------
INVENTORIES AND WORK IN PROGRESS                                        25,498           43,627
------------------------------------------------------------------------------------------------
Trade receivables and related accounts                                  50,636           81,840
Other accounts receivable                                               14,089           21,282
ACCOUNTS RECEIVABLE                                                     64,725          103,122
------------------------------------------------------------------------------------------------
Short-term investments                                                   8,121            5,984
Marketable securities, net value                                         2,308            3,242
Cash on hand                                                            17,676           18,593
------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS                                               19,984           21,835
------------------------------------------------------------------------------------------------
SHORT-TERM INVESTMENTS AND CASH AND CASH EQUIVALENT                     28,105           27,819
------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                   118,328          174,568
------------------------------------------------------------------------------------------------
TOTAL  ASSETS                                                          188,810          251,772
------------------------------------------------------------------------------------------------

* Long-term interest bearing receivables, previously included under "Other investments and miscellaneous, net" for the long-term portion and under "Other accounts receivable" for the short-term portion, have been reclassified as "Trade receivables."

----------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS'S EQUITY                              06/30/98         12/31/1997
(in millions of French francs)                                      BEFORE            AFTER
                                                                 APPROPRIATION     APPROPRIATION
----------------------------------------------------------------------------------------------------
Capital stock (FF 40 Nominal value;
169,270,712 shares Issued at June 30, 1998,
162,084,374 at June 30, 1997
And 163,199,080 at December 31, 1997)                             FF   6,771        FF   6,527
Additional paid-in  capital                                           39,824            35,772
Retained earnings                                                     11,397             9,846
Cumulative translation adjustments                                    (5,318)           (5,607)
Net income                                                            15,205                 -
Less treasury stock at cost                                           (2,584)           (2,584)
SHAREHOLDERS' EQUITY                                                  65,295            43,954
-----------------------------------------------------------------------------------------------
MINORITY INTERESTS                                                     2,972             1,777
-----------------------------------------------------------------------------------------------
Accrued pension and retirement obligations                             7,690             8,777
Accrued contract costs and other reserves                             24,297            40,075
TOTAL RESERVES FOR LIABILITIES AND CHARGES                            31,987            48,852
-----------------------------------------------------------------------------------------------
Bonds and notes issued                                                17,908            21,164
Other borrowings                                                      12,343            18,557
TOTAL FINANCIAL DEBT                                                  30,251            39,721
-----------------------------------------------------------------------------------------------
Customers' deposits and advances                                      12,127            50,304
Trade payables and related accounts                                   22,555            32,412
Other payables                                                        23,623            34,752
TOTAL OTHER LIABILITIES                                               58,305           117,468
-----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           188,810           251,772
-----------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOW


----------------------------------------------------------------------------------------------------------
(in millions of French francs)                                              SIX MONTH PERIOD ENDED JUNE 30

                                                                                 1998             1997*
----------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                                FF   15,205        FF   1,489
Minority interests                                                                 27               164
Adjustments to reconcile income before minority
interests to net cash provided
by operating activities :
- Depreciation, amortization, net                                               3,544             4,449
- Changes in reserves for pension obligations, net                                274               247
- Changes in other reserves, net                                               (1,245)             (881)
- Net (gain) loss on disposal of non-current assets                           (14,209)           (1,266)
- Share in net income of equity affiliates
  (net of dividends received)                                                    (251)              (56)
- Other
WORKING CAPITAL PROVIDED BY OPERATIONS                                          3,345             4,146
----------------------------------------------------------------------------------------------------------
Net change in current assets and liabilities :                                  3,812            (5,701)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                                 (467)           (1,555)
----------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from disposal of fixed assets                                            176               428
Capital expenditures                                                           (2,441)           (2,959)
Decrease (increase) in loans                                                      185              (521)
Cash expenditures for acquisition of consolidated companies,
net of cash acquired, and for acquisition of unconsolidated companies            (124)             (513)
Cash proceeds from sale of previously consolidated companies,
net of cash sold, and from sale of unconsolidated companies                    20,070             4,564
Decrease (increase) in short-term investments                                  (3,736)             (875)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                               14,130               124
----------------------------------------------------------------------------------------------------------
NET CASH FLOW AFTER INVESTMENT                                                 13,663           (1,431)
----------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
Increase (decrease) in short-term debt                                        (18,278)           (6,769)
Proceeds from issuance of long-term debt                                        4,371             1,662
Proceeds from issuance of shares                                                  309               191
Dividends paid                                                                 (1,880)           (1,648)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                              (15,478)           (6,564)
----------------------------------------------------------------------------------------------------------
Net effect of exchange rate change                                                (36)              427
NET INCREASE (DECREASE) IN MARKETABLE SECURITIES AND CASH                      (1,851)           (7,568)
----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                 21,835            23,721
----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       19,984            16,153
----------------------------------------------------------------------------------------------------------

* Changes in interest bearing receivables, previously included under "changes in loans" for the long-term portion have been reclassified as changes in "accounts receivable".

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS OF FRENCH FRANCS)      NOTE       NUMBER  CAPITAL     ADDI-  RETAINED   CUMULATIVE     NET        TREASURY    SHARE-
                                            OF SHARES    STOCK    TIONAL  EARNINGS   TRANSLATION   INCOME         STOCK  HOLDERS'
                                          OUTSTANDING            PAID-IN             ADJUSTMENTS               OWNED BY    EQUITY
                                                                 CAPITAL                                   CONSOLIDATED
                                                                                                           SUBSIDIARIES
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,1997          FF    157,953,570   6,527    35,772     9,846      (5,607)         0     (2,584)    43,954
AFTER APPROPRIATION
--------------------------------------------------------------------------------------------------------------------------------
Capital increase                    (17a)    6,071,632     244     4,052                                                  4,296
Translation adjustment                                                                      288                             288
Net change in treasury stock owned
by consolidated subsidiaries                                                    60                                           60
Other changes                                                                1,491 *                                      1,491
Net income                                                                                         15,205                15,205
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1998             FF    164,025,202   6,771    39,824    11,397      (5,319)    15,205     (2,584)    65,294
--------------------------------------------------------------------------------------------------------------------------------

* Of which FF 1,500 million related to Thomson CSF's stake in "Alcatel Space".

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 1
FINANCIAL STATEMENTS

The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with French GAAP and do not necessarily include all disclosures required by such principles. However, in the opinion of the management of the Company, all adjustments necessary to present fairly the financial position as of June 30, 1998, results of operations and cash flows for the six-month period ended June 30, 1998 and 1997 have been made.


NOTE 2
FINANCIAL INCOME


--------------------------------------------------------------------------------
in millions of French francs                      JUNE 30,             JUNE 30,
                                                      1998                 1997
--------------------------------------------------------------------------------
NET INTEREST (EXPENSE) INCOME                         (444)                (773)
Dividends *                                            783                  148
Provisions for depreciation of investments**           (15)                 114
Net exchange gain (loss)                               (61)                 (58)
Other financial items (net)                             29                  (78)
--------------------------------------------------------------------------------
FINANCIAL INCOME (LOSS)                                292                 (647)
--------------------------------------------------------------------------------

*  received from unconsolidated companies (excluding equity affiliates).

** which includes FF 113 million in 1997 and for the first half 1997 related to Alcatel Alsthom Shares held on a long-term basis by subsidiaries.


NOTE 3
CHANGE IN CONSOLIDATED COMPANIES

Changes in the consolidated companies

The main changes for the first half 1998 in the consolidated companies are as follows :

- In March 1998, Alcatel sold to ALSTOM (previously GEC ALSTHOM NV) most of the Engineering and Systems Sector's activities. In order to allow easier comparisons, the activities disposed of, have been accounted for under the equity method from January 1, 1998 to March 31, 1998 (effective date of the transaction).

- In June 1998, ALSTOM made an International Initial Public Offering of shares for a maximum 120.9 million of shares, of which 11.7 million new shares and
  109.2 million shares previously held by General Electric company, p.l.c (GEC) and Alcatel and its 100% owned subsidiary Societe Immobiliere Kleber-Lauriston
  (SIKL). Following this offering, Alcatel retains a 24% stake in the capital at June 30, 1998. In order to allow easier comparisons, ALSTOM is accounted for under the equity method from January 1, 1998 and the accounting date for the disposal is on June 30, 1998.

- In April 1998, Alcatel signed with Aerospatiale, Dassault Industries, Thomson CSF and Thomson SA a cooperation agreement for the purpose of creating a significant defence and electronics entity by grouping within Thomson CSF the electronic and defence activities of Alcatel Alsthom and Dassault Electronique and by grouping the satellite activities of Alcatel, Aerospatiale and Thomson
  CSF within a single new company - Alcatel Space. Following the transaction, Alcatel Alsthom holds a 15.84% stake in Thomson CSF and a 51% stake in Alcatel Space. In view of Alcatel's mandate regarding the management of Thomson CSF as outlined in the Shareholders Agreement and Alcatel's 15.84% share in Thomson CSF. Thomson CSF is consolidated under the equity method. The transactions are accounted for as of June 30, 1998 and have no impact on the first half year's income.


NOTE 4
SUBSEQUENT EVENTS

In September 1998, Alcatel acquired DSC Communications Corporation ("DSC"), a US company designing, developing, manufacturing and marketing switching and transmission and access products. At the effective time of the acquisition, each outstanding share of DSC was converted into 0.815 ADS. In connection with this acquisition, Alcatel registered 110,020,000 additional ADSs (22,004,000 shares), representing the maximum number of ADSs issuable upon consummation of the merger (including exercisable stock options and convertibles notes).

Since September 18, 1998, class action lawsuits (the "Action") have been filed against the Company challenging the accuracy of certain public disclosures made by the Company regarding its financial condition during the first nine months of 1998. It is not possible at this early stage of the cases to predict the outcome with certainty. In the opinion of the Company, the actions lack merit and the Company intends to defend against them vigorously. Although Alcatel does not believe that the ultimate outcome of these proceedings will have a material adverse effect on its consolidated financial position or results of operations, no assurance may be given that these proceedings, if adversely determined, would not have such an effect.

In December 1998, Alcatel acquired Packet Engines Corporation, a US company for $ 315 millions in cash. The acquisition allows Alcatel to increase its US presence in the Internet Protocole and data communications market.


NOTE 5
SIGNIFICANT DIFFERENCES BETWEEN FRENCH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying Unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with French GAAP which differ in certain significant respects from those applicable in the United States (U.S. GAAP). These differences relate mainly to the following items, and the necessary adjustments are shown in the table set forth below (see Note 6).

(A)  ACCOUNTING FOR LONG-TERM CONTRACTS

    For the first six months ended June 30, 1997, revenue and margins of long-term contracts were recorded upon completion in the Engineering and Systems segment, and income on long-term contracts has been adjusted, using the percentage-of-completion method for material differences.

    For the first six months ended June 30, 1998, the Engineering and Systems segment recognized revenue and margins of long-term contracts using the percentage of completion method.

(B)  ACCOUNTING FOR GAINS ON SALES OF TREASURY STOCK

    Alcatel Alsthom includes gains on its own Shares sold by its subsidiaries in the determination of its income. Under U.S. GAAP, such gains are credited directly to equity.

(C)  AMORTIZATION OF ACQUISITION GOODWILL

    In France, goodwill is generally amortized over 20 years. Under U.S. GAAP, goodwill must be amortized against income over its estimated life not to exceed 40 years. The company has concluded that the goodwill has an indeterminate life and, as a result, has used a 40-year life in preparing the U.S. GAAP reconciliation.

(D) FAIR VALUE ACCOUNTING FOR THE MERGERS WITH COMPAGNIE FINANCIERE ALCATEL, ALSTHOM AND GENERALE OCCIDENTALE

    Alcatel Alsthom accounted for the mergers with Compagnie Financiere Alcatel, Alsthom and Generale Occidentale, paid for with its own newly-issued Shares, on the basis of the historical value of the net assets transferred to the group. Under U.S. GAAP, the net assets acquired by issuing shares are recorded at the fair value of the shares issued using the purchase accounting method. Accordingly, additional goodwill amortization has been reflected in the U.S. GAAP reconciliation.

(E)  ACQUISITION GOODWILL CHARGED AGAINST SHAREHOLDERS' EQUITY

    A portion of the goodwill related to the acquisition of a majority interest in Telettra (1991), Alcatel SEL (1992) and of the 30% stake in Alcatel n.v.
(1992) was directly charged against shareholders' equity. Under U.S. GAAP, acquisition goodwill is classified as an intangible asset. For reconciliation purposes, the Company has amortized acquisition goodwill over a 40-year life.

(F) ACCOUNTING FOR MARKETABLE SECURITIES AND MARKETABLE EQUITY SECURITIES

    Alcatel Alsthom accounts for its investments at the lower of historical cost or fair value, assessed investment by investment. Under U.S. GAAP, certain investments in equity securities are stated at fair value. Changes in fair value related to trading securities are included in net income while those relating to available-for-sale securities are included directly in shareholders' equity.

(G) LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFIT AND OTHER
COSTS

    Alcatel Alsthom accounts for such liabilities when restructuring programs have been finalized and approved by group management. The group has applied EITF 94-3, SFAS 88 and SFAS 112 in preparing the U.S. GAAP reconciliation. Under such requirements, the conditions to be met in order to record a restructuring reserve in the balance sheet are more stringent than under Alcatel Alsthom's policy.

(H) ACCOUNTING FOR CLOSING OF DUPLICATE FACILITIES OF ACQUIRING COMPANIES

    Under certain conditions, Alcatel Alsthom accounted for costs incurred to close duplicate facilities of acquiring companies as part of the cost of acquisition. Under U.S. GAAP, such costs are charged to income.

(I) ACCOUNTING FOR THE ACQUISITION OF THE 30% STAKE IN ALCATEL N.V.

    In connection with this transaction, Alcatel Alsthom used forward exchange contracts to reduce its foreign currency exposure relative to the cash payments in 1993 and 1994. The premium on these contracts was charged to expenses in 1992 net income. Under U.S. GAAP, the premium should be included in net income over the life of the contracts.

    In addition, this investment was accounted for at the price contractually agreed which did not include any interest factor. Under U.S. GAAP, this investment would be recorded using the present value of the future payments.

(J)  INCOME TAXES

    Income taxes have been accounted for in accordance with the Financial Accounting Standard Board's Statement N(degree) 109 "Accounting for Income Taxes". The main reconciling differences arise from the recognition of more deferred tax assets (and subsequent adjustment to the valuation allowance) under U.S. GAAP than under French GAAP.

(K)  DISCONTINUED OPERATIONS

    In March 1998, Alcatel sold to ALSTOM (previously GEC ALSTHOM NV) most of the Engineering and Systems Sector's activities. In order to allow easier comparisons, the activities disposed of, have been accounted for under the equity method from January 1, 1998 to March 31, 1998 (effective date of the transaction).

    In June 1998, ALSTOM made an International Initial Public Offering of shares for a maximum 120.9 million of shares, of which 11.7 million new shares and
109.2 million shares previously held by General Electric company, p.l.c (GEC) and Alcatel and its 100% owned subsidiary Societe Immobiliere Kleber-Lauriston
(SIKL). Following this offering, Alcatel retains a 24% stake in the capital at June 30, 1998. In order to allow easier comparisons, ALSTOM is accounted for under the equity method from January 1, 1998 and the accounting date for the disposal is on June 30, 1998.

    Under U.S. GAAP, operations of a segment that has been discontinued are reported separately as a component of income before extraordinary items.

    The presentation would have been as follows:

                                                  Six month period ended June 30
Discontinued operations:                              1998              1997
                                                  -----------        -----------
Income from operations of discontinued segments    FF     443         FF    390
Gain on disposal of discontinued segments          FF  12,346                 -
(less applicable income taxes of FF 570)

    The reconciliation to U.S. GAAP shows the reversal of the adjustments between French and US principles for the previous years.

(L)  ACCOUNTING FOR THOMSON CSF'S INVESTMENT

    The investment in Thomson CSF's shares has been accounted for as an exchange of a similar line of business and is recorded at carryover basis without impact in the income statement. Under U.S. GAAP, such transactions are recorded at fair value, with recognition of a gain based on the proportion of the business that is "sold".

NOTE 6
RECONCILIATION TO U.S. GAAP

(1) NET INCOME

                                                               SIX MONTH PERIOD  ENDED
                                                                      JUNE 30,
                                                                  1998          1997
                                                              ------------  ------------
                                                                     (IN MILLIONS)


NET INCOME AS REPORTED IN THE CONSOLIDATED
   INCOME STATEMENTS                                           FF  15,205      FF 1,489
Accounting for long term contracts                                                   15
Accounting for gains on sales of treasury stock                                    (113)
Amortization of acquisition goodwill                                  542           521
Fair value accounting for the mergers of Alcatel
   Alsthom with subsidiaries (amortization of
   acquisition goodwill)                                              (40)          (56)
Acquisition goodwill charged against shareholders' equity             (42)          (42)
Accounting for investments in securities                              462            (2)
Restructuring costs                                                    64           971
Accounting for the acquisition of the 30% stake
    in Alcatel n.v.                                                     5             5
Income taxes                                                        (596)         (869)
Accounting for disposal of Cegelec and GEC ALSTHOM                   (811)            -
Accounting for the investment in Thomson CSF                        3,940             -
Other adjustments                                                    (170)          (74)
Tax effect of the above adjustments                                  (128)          (36)

                                                              ------------  ------------
NET INCOME ACCORDING TO U.S. GAAP                               FF 18,431      FF 1,809
                                                              ============  ============
Net income under U.S. GAAP per share (a)
                                 - basic                           115.98         11.56
                                 - diluted                         106.86         11.44



-----------

* U.S. GAAP adjustments are presented after taking into consideration the impact on minority interests.

(2) STATEMENT OF COMPREHENSIVE INCOME

                                                                      SIX MONTH PERIOD ENDED JUNE 30, 1998
                                                                      ------------------------------------
                                                                                (IN MILLIONS)



NET INCOME UNDER U.S. GAAP                                                       FF  18,431
Other comprehensive income
- Under French Gaap
      Foreign currency translation adjustments                                          288
      Net change in treasury stock owned by
      consolidated subsidiaries                                                          60
      Dilution in Alcatel Space related to Thomson CSF'S stake                        1,500
      Other comprehensive income                                                         (9)

- Reconciliation to US Gaap
      Foreign currency translation adjustments                                          (90)
      Unrealized gains on securities                                                  3,258
      Minimum pension liabilities adjustments                                           595
      Tax effect on the above adjustments                                            (1,028)
                                                                                -----------
COMPREHENSIVE INCOME ACCORDING TO U.S. GAAP                                       FF 23,005





(3) SHAREHOLDERS' EQUITY


                                                                SIX MONTH PERIOD ENDED JUNE 30, 1998
                                                                ------------------------------------
                                                                         (IN MILLIONS)
SHAREHOLDERS' EQUITY AS REPORTED IN THE CONSOLIDATED
   INTERIM BALANCE SHEETS                                                  FF 65,295
Amortization of acquisition goodwill                                           2,480
Fair value accounting for the mergers of Alcatel Alsthom
   with subsidiaries (acquisition goodwill)                                    3,530
Acquisition goodwill charged against shareholders' equity                      2,827
Accounting for investments in securities                                       6,566
Restructuring costs                                                            1,778
Accounting for the acquisition of the 30% stake in
    Alcatel n.v.                                                                (306)
Income taxes                                                                     420
Accounting for disposal of Cegelec and GEC ALSTHOM                              (811)
Accounting for the investment in Thomson CSF                                   3,940
Other adjustments                                                               (924)
Tax effect of the above adjustments                                           (1,950)
Minority interests                                                               (33)
                                                                           ----------
SHAREHOLDERS' EQUITY ACCORDING TO U.S. GAAP                                FF 82,812

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The table below sets forth the estimated expenses expected to be paid by the Company in connection with the issuance and distribution of the Resale Securities covered by this Registration Statement. For information concerning certain additional expenses that the Company and/or the Selling Securityholders may be required to pay in the event that there is an underwritten offering of the Resale Securities, see "Plan of Distribution."


Securities and Exchange Commission Registration Fee........... $118,000
Printing and Engraving Expenses...............................   15,000
Legal Fees and Expenses (other than Blue Sky).................  100,000
"Blue Sky" Fees and Expenses..................................    1,000
Accounting Fees and Expenses..................................   10,000
Miscellaneous.................................................    1,226
                                                               --------
      Total................................................... $245,226
                                                               ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS




     Section 145 of the General Corporation Law of the State of Delaware provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all expenses of litigation or other legal proceedings brought against such person by reason of the fact that such person is or was a director or an officer of the corporation when he is successful on the merits, (ii) may be indemnified by the corporation for the expenses, judgments, fines, and amounts paid in settlement of such litigation (other than a derivative suit) even if he is not successful on the merits if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reason to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that no such indemnification may be made in accordance with this clause
(iii) if the director or officer is adjudged liable to the corporation, unless a court determines that, despite such adjudication but in view of all circumstances, he is fairly and reasonably entitled to indemnification of such expenses. The indemnification described in clauses (ii) and (iii) above shall be made only upon order by a court or a determination by (a) a majority of directors who are not parties to such action, (b) a majority vote of a committee consisting of such disinterested directors, (c) independent legal counsel in a written opinion if no such disinterested directors exist, or if such disinterested directors so direct, or (d) the stockholders, that indemnification is proper because the applicable standard of conduct is met. Expenses incurred by a director or officer in defending an action may be advanced by the corporation prior to the final disposition of such action upon receipt of an undertaking by such director or officer to repay such expenses if it is ultimately determined that he is not entitled to be indemnified in connection with the proceeding to which the expenses relate.

     The Company maintains liability insurance for its directors and officers, including insurance against liabilities under the Securities Act.



     Alcatel maintains liability insurance for its directors and officers, including insurance against liabilities under the Securities Act.


ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                                             DESCRIPTION
-------                                            -----------
     4.1        Indenture, dated August 12, 1997, between the Company, Alcatel and The Bank of New York, as Trustee as
                supplemented by the First Supplemental Indenture, dated as of September 4, 1998, and as further supplemented by the Second Supplemental Indenture, dated as of April 1, 1999, restated as supplemented for informational purposes only

    *4.2        First Supplemental Indenture, dated as of September 4, 1998, between the Company and The Bank of New
                York, as Trustee (incorporated by reference to Exhibit 99.3 to Alcatel's Report of Foreign Private Issuer on Form
                6-K dated September 9, 1998, Commission File No. 1-11130)

     4.3        Second Supplemental Indenture, dated as of April 1, 1999, between the Company and The Bank of New York, as Trustee

     4.4        Guaranty, dated September 17, 1998, by Alcatel

    *4.5        Registration Rights Agreement, dated as of August 12, 1997, among the Company, Goldman, Sachs & Co. and
                NationsBanc Capital Markets, Inc. (incorporated by reference to Exhibit No. 4.2 to the Company's
                Current Report on Form 8-K, Commission File No. 0-10018)

     4.6        Form of Notes (included in Exhibit 4.1)

     4.7        Amended and Restated Certificate of Incorporation of the Company, dated as of December 31, 1998

     4.8        Amended and Restated Bylaws of the Company, dated as of December 31, 1998

    *4.9        Amended and Restated Deposit Agreement, dated as of March 10, 1997, between Alcatel and The Bank of New York, as depositary (incorporated by reference to the Registration Statement on Form F-6, dated February 21, 1997, Commission
                File No. 333-6506)

    4.10        Articles of Association and Bylaws of Alcatel, dated as of January 28, 1998

    *5.1        Opinion of Baker & McKenzie

     5.2        Opinion of Pascal Durand-Barthez

     5.3        Opinion of Shearman & Sterling

     8          Tax opinion of Shearman & Sterling

    12.1        Computation of ratio of earnings to fixed charges of the Company

    12.2        Computation of ratio of earnings to fixed charges of Alcatel

    23.1        Consent of Ernst & Young LLP

    23.2        Consent of Arthur Andersen LLP

   *23.3        Consent of Baker & McKenzie (included in Exhibit 5.1)

    23.4        Consent of Pascal Durand-Barthez (included in Exhibit 5.2)

    23.5        Consent of Shearman & Sterling (included in Exhibit 5.3)

    24.1        Power of Attorney of the Company (see signature pages of Registration Statement)

    24.2        Power of Attorney of Alcatel (see signature pages of Registration Statement)

   *25          Form T-1 Statement of Eligibility and Qualification of Trustee (bound separately)

---------------------------
*    Previously filed

ITEM 17.  UNDERTAKINGS

          (a)  The undersigned Registrants hereby undertake:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective
          Registration Statement;

               (iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of the Registrants' respective annual reports pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Plano, State of Texas, on April 9, 1999.



                                        ALCATEL USA, INC.



                                        By: /s/ Krish A. Prabhu
                                            -----------------------------------
                                        Name:  KRISH A. PRABHU
                                        Title: President and Chief Executive
                                               Officer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on April 9, 1999. Each person whose signature appears below hereby authorizes and appoints Serge Tchuruk, Jean-Pierre Halbron and Krish A. Prabhu, and each of them, any one of whom may act without joinder of the other, as his attorney-in-fact to sign on his behalf individually and in the capacity stated below all amendments and post-effective amendments to this Registration Statement as that attorney-in-fact may deem necessary or appropriate.



         SIGNATURE                                         TITLE
         ---------                                         -----
/s/ Krish A. Prabhu                              Director, President and Chief
------------------------------------------       Executive Officer
KRISH A. PRABHU


/s/ Hubert de Pesquidoux                         Chief Financial Officer and
------------------------------------------       Chief Accounting Officer
HUBERT DE PESQUIDOUX


/s/ Jean-Pierre Halbron                          Director
------------------------------------------
JEAN-PIERRE HALBRON


/s/ Helle Kristoffersen                          Director
------------------------------------------
HELLE KRISTOFFERSEN


                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in Paris, France, on April 9, 1999.


                                        ALCATEL



                                        By:    /s/ Jean-Pierre Halbron
                                            -----------------------------------
                                        Name:  Jean-Pierre Halbron
                                        Title: Senior Executive Vice-President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on April 9, 1999. Each person whose signature appears below hereby authorizes and appoints Serge Tchuruk and Jean-Pierre Halbron, and each of them, either one of whom may act without joinder of the other, as his attorney-in-fact to sign on his behalf individually and in the capacity stated below all amendments and post-effective amendments to this Registration Statement as that attorney-in-fact may deem necessary or appropriate.


         SIGNATURE                                         TITLE
         ---------                                         -----
/s/ Serge Tchuruk                         Chairman of the Board (Chief Executive
-------------------------------------     Officer and Director)
Serge Tchuruk

/s/ Jean-Pierre Halbron                   Senior Executive Vice President
-------------------------------------     (Principal Financial and Accounting
Jean-Pierre Halbron                       Officer)

                                          Director
-------------------------------------
Ambroise Roux

/s/ Rand V. Araskog                       Director
-------------------------------------
Rand V. Araskog

/s/ Daniel Bernard                        Director
-------------------------------------
Daniel Bernard

/s/ Philippe Bissara                      Director
-------------------------------------
Philippe Bissara

                                          Director
-------------------------------------
Paolo Cantarella

/s/ Guy Dejouany                          Director
-------------------------------------
Guy Dejouany

/s/ Jacques Friedmann                     Director
-------------------------------------
Jacques Friedmann

/s/ Noel Goutard                          Director
-------------------------------------
Noel Goutard

/s/ Francois de Laage de Meux             Director
-------------------------------------
Francois de Laage de Meux

/s/ Thierry De Loppinot                   Director
-------------------------------------
Thierry De Loppinot

/s/ Pierre-Louis Lions                    Director
-------------------------------------
Pierre-Louis Lions

/s/ Bruno Vaillant                        Director
-------------------------------------
Bruno Vaillant

/s/ Marc Vienot                           Director
-------------------------------------
Marc Vienot

/s/ Helmut Werner                         Director
-------------------------------------
Helmut Werner

/s/ George B. Brunt                       Authorized Representative
-------------------------------------
George B. Brunt

                               INDEX TO EXHIBITS




EXHIBIT
NUMBER                                             DESCRIPTION
-------                                            -----------
     4.1        Indenture, dated August 12, 1997, between the Company, Alcatel and The Bank of New York, as Trustee
                as supplemented by the First Supplemental Indenture, dated as of September 4, 1998, and as further supplemented by the Second Supplemental Indenture, dated as of April 1, 1999, restated as supplemented for informational purposes only

    *4.2        First Supplemental Indenture, dated as of September 4, 1998, between the Company and The Bank of New York, as
                Trustee (incorporated by reference to Exhibit 99.3 to Alcatel's Report of Foreign Private Issuer on Form 6-K
                dated September 9, 1998, Commission File No. 1-11130)

     4.3        Second Supplemental Indenture, dated as of April 1, 1999, between the Company and The Bank of New York, as Trustee

     4.4        Guaranty, dated September 17, 1998, by Alcatel

    *4.5        Registration Rights Agreement, dated as of August 12, 1997, among the Company, Goldman, Sachs & Co. and
                NationsBanc Capital Markets, Inc. (incorporated by reference to Exhibit No. 4.2 to the Company's
                Current Report on Form 8-K, Commission File No. 0-10018)

     4.6        Form of Notes (included in Exhibit 4.1)

     4.7        Amended and Restated Certificate of Incorporation of the Company, dated as of December 31, 1998

     4.8        Amended and Restated Bylaws of the Company, dated as of December 31, 1998

    *4.9        Amended and Restated Deposit Agreement dated as of March 10, 1997, between Alcatel and The Bank of New York, as depositary (incorporated by reference to the Registration Statement on Form F-6, dated February 21, 1997, Commission
                File No. 333-6506)

    4.10        Articles of Association and Bylaws of Alcatel, dated as of January 28, 1998

    *5.1        Opinion of Baker & McKenzie

     5.2        Opinion of Pascal Durand-Barthez

     5.3        Opinion of Shearman & Sterling

     8          Tax opinion of Shearman & Sterling

    12.1        Computation of ratio of earnings to fixed charges of the Company

    12.2        Computation of ratio of earnings to fixed charges of Alcatel

    23.1        Consent of Ernst & Young LLP

    23.2        Consent of Arthur Andersen LLP

   *23.3        Consent of Baker & McKenzie (included in Exhibit 5.1)

    23.4        Consent of Pascal Durand-Barthez (included in Exhibit 5.2)

    23.5        Consent of Shearman & Sterling (included in Exhibit 5.3)

    24.1        Power of Attorney of the Company (see signature pages of Registration Statement)

    24.2        Power of Attorney of Alcatel (see signature pages of Registration Statement)

   *25          Form T-1 Statement of Eligibility and Qualification of Trustee (bound separately)

_________________________
 *  Previously filed